   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1996.

                                                            FILE NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                            MILLER INDUSTRIES, INC.
              (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

              TENNESSEE                             62-1566286
                                       (I.R.S. EMPLOYER IDENTIFICATION NO.)
   (STATE OR OTHER JURISDICTION OF
    INCORPORATION OR ORGANIZATION)

                 900 CIRCLE 75 PARKWAY, ATLANTA, GEORGIA 30339
                                (770) 988-0797
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                     ISSUER'S PRINCIPAL EXECUTIVE OFFICES)

                                 FRANK MADONIA
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            MILLER INDUSTRIES, INC.
                 900 CIRCLE 75 PARKWAY, ATLANTA, GEORGIA 30339
                                (770) 988-0797
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
          DAVID A. STOCKTON                       J. CHASE COLE
      KILPATRICK & CODY, L.L.P.               WALLER LANSDEN DORTCH
        1100 PEACHTREE STREET,                    & DAVIS, PLLC
     ATLANTA, GEORGIA 30309-4530           2100 NASHVILLE CITY CENTER,
            (404) 815-6500                  NASHVILLE, TENNESSEE 37219
                                                  (615) 244-6380
                               ----------------

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering____ _________.
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering___ ________.
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                PROPOSED          PROPOSED
 TITLE OF EACH CLASS OF        AMOUNT            MAXIMUM           MAXIMUM          AMOUNT OF
     SECURITIESTO BE            TO BE        OFFERING PRICE       AGGREGATE       REGISTRATION
       REGISTERED            REGISTERED        PER UNIT(1)    OFFERING PRICE(1)        FEE
----------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01
  per share.............  3,870,537 shares       $19.50          $75,475,472         $22,872

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  (1) In accordance with Rule 457(c), the registration fee has been calculated on the basis of $19.50 per share, the average of the high and low sale prices of the Company's Common Stock reported on the New York Stock Exchange on October 14, 1996.
                               ----------------

  THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1996
PROSPECTUS
                                3,365,685 SHARES

                [LOGO OF MILLER INDUSTRIES, INC. APPEARS HERE]
                                  COMMON STOCK

                                  -----------


  Of the 3,365,685 shares of Common Stock offered hereby (the "Offering"), 1,000,000 shares are being sold by Miller Industries, Inc. (the "Company"), and 2,365,685 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

  The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MLR." On October 14, 1996, the closing sale price for the Common Stock was $19.00 per share.

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   PROCEEDS TO
                                PRICE TO  UNDERWRITING PROCEEDS TO   SELLING
                                 PUBLIC   DISCOUNT(1)  COMPANY(2)  SHAREHOLDERS
-------------------------------------------------------------------------------
Per Share.....................    $           $           $            $
-------------------------------------------------------------------------------
Total(3)...................... $           $           $            $
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $    payable by the Company.
(3) The Company has granted the Underwriters an over-allotment option to purchase up to 504,852 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $         , the total
    Underwriting Discount will be $        , and the total Proceeds to Company
    will be $         . See "Underwriting."

                                  -----------

  The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares will be
available for delivery on or about           , 1996 at the offices of Bear,
Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.

          J.C. BRADFORD & CO.

                    MONTGOMERY SECURITIES

                                                           THE ROBINSON-HUMPHREY
                                                 COMPANY, INC.

                  The date of this Prospectus is       , 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and supplemental consolidated financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, the "Company" means Miller Industries, Inc. and its subsidiaries. All references in this Prospectus to share and per share data have been adjusted to reflect a 3-for-2 stock split effected in April 1996 and a 2-for-1 stock split effected in September 1996, each in the form of a stock dividend. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. All financial data in this Prospectus give retroactive effect to the Company's acquisition of three businesses in fiscal 1997 which have been accounted for under the pooling-of-interests method.

                                  THE COMPANY

  Miller Industries, Inc. is the largest manufacturer of vehicle towing and recovery equipment in North America and Europe. The Company markets its products under the Century(R), Challenger(TM), Holmes(R), Champion(R), Eagle(TM), Jige(TM), Boniface(TM) and Vulcan(R) brand names through approximately 160 independent distributors in North America, including four Company-owned distributors, and 38 additional distributors servicing foreign markets. Each of the Company's brands has a well-established, distinct product image and corresponding customer loyalty.

  Since 1990 the Company has developed or acquired several of the most well-recognized brands in the highly fragmented towing and recovery industry. During this period, management has strengthened the Company's distributor network, increased domestic and international market share, increased production capacity, achieved cost savings and improved manufacturing efficiencies and product design, resulting in significant growth in revenue and net income. From the fiscal year ended July 31, 1992, to the fiscal year ended April 30, 1996, net sales grew from $51.4 million to $163.8 million and net income increased from $2.2 million to $8.1 million, representing a 34% and 38% compounded annual growth rate in net sales and net income, respectively, for that period.

  The Company's strategy has been to increase its market share in the towing and recovery equipment manufacturing industry through a combination of acquisitions and internal growth. In 1996, the Company increased its domestic and international market share as a result of the acquisitions of three well-known brands. In January 1996, the Company acquired S.A. Jige Lohr Wreckers, a leading European manufacturer of wreckers and car carriers, and in April 1996, the Company acquired Boniface Engineering Limited, a leading manufacturer of large wreckers in the United Kingdom, thereby establishing itself as the market leader in Europe. In September 1996, the Company acquired Vulcan International, Inc., a leading domestic manufacturer of towing equipment.

  As a natural extension of its leading market position in manufacturing and strong brand name recognition, the Company has broadened its strategy to include vertical integration, with the goal of becoming the leading worldwide manufacturer, distributor and service provider in the towing and recovery industry. Recently, the Company acquired four towing equipment distributors, which are intended to be the first in a series of such acquisitions that will form a North American distribution network for towing and recovery equipment as well as other specialty truck equipment and components. Also in 1996, the Company established its Financial Services Group to provide equipment financing and related services to its distributors and their customers. Management believes that the Company's in-depth knowledge of its customer base and the equipment being financed will facilitate the successful development of the Financial Services Group. In addition, the Company intends to expand into the towing services market during fiscal 1997.

  The Company offers a broad range of products that meet most customer design, capacity and cost requirements. The Company manufactures the bodies of wreckers and car carriers, which are installed on truck chassis manufactured by third parties. Wreckers generally are used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with rotating hydraulic booms and 60-ton lifting capacities. Car carriers are specialized flat bed hauling vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers transport new or disabled vehicles and other equipment and are particularly effective over longer distances.

  The Company's products are sold primarily through independent distributors that serve all 50 states, Canada and Mexico, and other foreign markets including Europe, Japan, Taiwan, Hong Kong, China and the Middle East. As a result of the acquisitions of Jige Lohr and Boniface, the Company significantly increased its distribution capabilities in Europe. While most of the Company's distributor agreements do not contain exclusivity provisions, management believes that approximately 65% of the Company's independent distributors sell the Company's products on an exclusive basis. In addition to selling the Company's products to towing operators, the distributors provide parts and service. The Company also has independent sales representatives that exclusively market the Company's products and provide expertise and sales assistance to distributors. Management believes the strength of the Company's distribution network and the breadth of its product offerings are two key advantages over its competitors.

  Management's operating strategy for the continued development of its manufacturing and marketing operations emphasize the following elements: (i) supporting and enhancing its brands and patents, (ii) improving manufacturing efficiency and productivity, (iii) offering a comprehensive product line with a continued focus on technological innovation, and (iv) maintaining strong relationships with its distributors.

  The Company was incorporated under the laws of the State of Tennessee in April 1994. The Company's principal executive offices are located at 900 Circle 75 Parkway, Atlanta, Georgia 30339, and its telephone number is (770) 988-0797.

                                  THE OFFERING

 Common Stock offered by the Company............... 1,000,000 shares (1)
  Common Stock offered by the Selling Shareholders..2,365,685 shares
 Common Stock to be outstanding after the Offering. 25,051,364 shares (1)(2)
 Use of proceeds................................... To fund capital expenditures including
                                                    expansion of manufacturing
                                                    capacity, fund the
                                                    Company's Financial
                                                    Services Group, finance
                                                    future acquisitions, and
                                                    for general corporate
                                                    purposes including working
                                                    capital.
 NYSE symbol....................................... MLR

--------
(1) Excludes up to 504,852 shares of Common Stock which may be sold by the Company upon exercise of the over-allotment option granted to the Underwriters. See "Underwriting."
(2) Excludes 2,356,052 shares reserved for issuance upon the exercise of outstanding stock options granted pursuant to the Company's existing stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                    TWELVE
                                    MONTHS     YEAR      YEAR     THREE MONTHS
                                     ENDED     ENDED     ENDED   ENDED JULY 31,
                                   APRIL 30, APRIL 30, APRIL 30, ---------------
                                    1994(1)    1995      1996     1995    1996
                                   --------- --------- --------- ------- -------
STATEMENTS OF INCOME DATA:
Net sales........................   $83,302  $125,899  $163,810  $37,080 $49,339
Gross profit.....................    17,056    22,352    27,443    5,726   8,234
Operating expenses...............    11,730    12,774    14,612    3,232   4,280
Income from operations...........     5,326     9,578    12,831    2,494   3,954
Net income(2)....................     3,543     6,225     8,055    1,474   2,629
Net income per share(2)..........   $  0.27  $   0.33  $   0.37  $  0.07 $  0.11
Weighted average number of common
 and common equivalent shares
 outstanding.....................    13,021    18,592    21,708   20,689  24,127

                                                              JULY 31, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................... $ 54,856    $ 72,506
Total assets............................................  113,687     131,337
Total debt(4)...........................................    7,919       7,919
Total shareholders' equity..............................   70,570      88,220

--------
(1) In connection with the reorganization preceding the initial public offering in August 1994, the Company adopted an April 30 year end. The twelve months ended April 30, 1994 is presented for comparative purposes only by combining the nine months ended April 30, 1994 with the three months ended July 31, 1993. See "Selected Consolidated Financial Information" for actual fiscal periods.
(2) Reflects net income and net income per share before extraordinary gain and cumulative effect of accounting change. See "Selected Consolidated Financial Information."
(3) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $19.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(4) All funded debt, including the current portion of long-term debt and line of credit.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  The Company has acquired seven businesses during 1996. In addition, the Company's growth strategy includes additional acquisitions and management is continually evaluating acquisition opportunities. As a result, the Company's future success is dependent, in part, upon its ability to identify, finance and acquire attractive businesses and then to successfully integrate and/or manage such acquired businesses. Acquisitions involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. Although the Company believes that it can identify and consummate the acquisitions of a sufficient number of businesses to successfully implement its growth strategies, there can be no assurance that such will be the case. Further, there can be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly during periods in which the operations of acquired businesses are being integrated into the Company's operations. See "Business-- Growth Strategy."

RISKS OF FOREIGN MARKETS

  The Company's growth strategy includes the expansion of its operations in foreign markets. In January 1996 the Company acquired S.A. Jige Lohr Wreckers ("Jige Lohr"), a French manufacturer of wreckers and car carriers, and in April 1996 the Company acquired Boniface Engineering Limited ("Boniface"), a British manufacturer of towing and recovery equipment. Prior to these acquisitions, the Company had limited experience with sales and manufacturing operations outside North America. There is no assurance that the Company will be able to successfully integrate and expand its foreign operations. Furthermore, there is no assurance that the Company will be able to successfully expand sales outside of North America or compete in markets in which it is unfamiliar with cultural and business practices. The Company's foreign operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions and currency translations, changing political conditions and governmental regulations.

RISKS OF ENTERING NEW LINES OF BUSINESS

  The Company's growth strategy includes vertically integrating within the towing and recovery industry through a combination of acquisitions and internal growth. Implementation of its growth strategy will result in the Company's entry into several new lines of business. Historically, the Company's expertise has been in the manufacture of towing equipment and the Company has no prior experience in the lines of business it has recently entered or intends to enter. During 1996, the Company entered two new lines of business through the acquisition of four towing and recovery equipment distributors and the establishment of the Company's Financial Services Group (the "Financial Services Group"). The Company's operation of these businesses will be subject to all of the risks inherent in the establishment of a new business enterprise. Such acquisitions present the additional risk that newly-acquired businesses could be viewed as being in competition with other customers of the Company. Although the new businesses are closely related to the Company's towing equipment manufacturing business, there can be no assurance that the Company will be able to successfully operate these new businesses.

CYCLICAL NATURE OF INDUSTRY AND GENERAL ECONOMIC CONDITIONS

  The towing and recovery industry is cyclical in nature and has historically been affected by high interest rates and economic conditions in general. Accordingly, a downturn in the economy could have a material adverse effect on the Company's operations. The industry is also influenced by consumer confidence and general credit availability.

FLUCTUATIONS IN PRICE AND SUPPLY OF MATERIALS AND COMPONENT PARTS

  The Company is dependent upon outside suppliers for its raw material needs and other purchased component parts and, therefore, is subject to price increases and delays in receiving supplies of such materials and component parts. There can be no assurance that the Company will be able to pass any price increase on to its customers. Although the Company believes that sources of its materials and component parts will continue to be adequate to meet its requirements and that alternative sources are available, events beyond the Company's control could have an adverse effect on the cost or availability of such materials and components parts. See "Business--Manufacturing." Additionally, demand for the Company's products could be negatively affected by the unavailability of truck chassis, which are manufactured by third parties and are typically purchased separately by the Company's distributors or by towing operators and are sometimes supplied by the Company.

COMPETITION

  The towing and recovery equipment manufacturing industry is highly competitive. Competition for sales exists at both the distributor and towing-operator levels and is based primarily on product quality and innovation, reputation, technology, customer service, product availability and price. In addition, sales of the Company's products are affected by the market for used towing and recovery equipment. Certain of the Company's competitors may have substantially greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than the Company. The Company will also face significant competition from large competitors as it enters new lines of business, including towing and recovery equipment distribution, financial services and towing services businesses. See "Business--Competition" and "--Growth Strategy."

RISKS ASSOCIATED WITH FINANCIAL SERVICES GROUP

  Operation of the Company's newly formed Financial Services Group requires a significant ongoing capital investment to fund the financing of equipment for the Company's distributors and their customers. The initial source of such funding will be available cash and existing lines of credit, although the Company intends to secure, when feasible, other long-term financing sources to fund such operations.

  Payments by customers will become delinquent from time to time, and some customers will ultimately default in their payment obligations. There can be no assurance as to the credit performance of the Financial Services Group's customers, or that general economic conditions will not worsen and lead to high rates of delinquency and default, lower demand for credit and/or higher interest rates. Any such occurrence could have an adverse impact on the profitability of such subsidiary.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  Historically, the Company has been able to develop or acquire patented and other proprietary product innovations which have allowed it to produce what management believes to be technologically advanced products relative to most of its competition. Certain of the Company's patents expire in 2004 at which time the Company may not have a continuing competitive advantage through proprietary products and technology. See "Business--Product Design and Development" and "--Patents and Trademarks." The Company's historical market position has been a result, in part, of its continuous efforts to develop new products. The Company's future success and ability to maintain market share will depend, to an extent, on new product development.

LABOR AVAILABILITY

  The timely production of the Company's wreckers and car carriers requires an adequate supply of skilled labor. In addition, the operating costs of each manufacturing facility can be adversely affected by high turnover in skilled positions. Accordingly, the Company's ability to increase sales, productivity and net earnings will be limited to a degree by its ability to employ the skilled laborers necessary to meet the Company's manufacturing requirements. There can be no assurance that the Company will be able to maintain an adequate skilled labor force necessary to efficiently operate its manufacturing facilities.

DEPENDENCE ON KEY MANAGEMENT

  The success of the Company is highly dependent on the continued services of the Company's management team. The loss of services of one or more key members of the Company's senior management team could have a material adverse effect on the Company. Although the Company historically has been successful in retaining the services of its senior management, there can be no assurance that the Company will be able to retain such personnel in the future. See "Management."

PRODUCT LIABILITY

  Like other manufacturers, the Company is subject to various claims, including product liability claims arising in the ordinary course of business, and may at times be a party to various legal proceedings that constitute ordinary routine litigation incidental to the Company's business. The Company maintains reserves and product liability insurance coverage at levels based upon commercial norms and the Company's historical product liability experience. A successful product liability claim brought against the Company in excess of its insurance coverage or the inability of the Company to acquire insurance at commercially reasonable rates could have a material adverse effect upon the Company's business, operating results and financial condition.

VOLATILITY OF MARKET PRICE

  From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

BENEFITS OF THE OFFERING TO THE PRINCIPAL SHAREHOLDER

  The consummation of the Offering will cause substantial benefits to accrue to William G. Miller, a Selling Shareholder and Chairman of the Board and Chief Executive Officer of the Company. Of the 3,365,685 shares offered hereby, 2,000,000 shares are being offered by Mr. Miller. Mr. Miller will receive gross proceeds from the sale of Common Stock offered hereby of approximately $38 million (at an assumed public offering price of $19.00 per share).

CONTROL BY PRINCIPAL SHAREHOLDER

  Upon completion of the Offering, Mr. Miller will beneficially own approximately 19.0% of the outstanding shares of Common Stock. Accordingly, Mr. Miller will have the ability to exert significant influence over the business affairs of the Company, including the ability to influence the election of directors and the result of voting on all matters requiring shareholder approval. See "Principal and Selling Shareholders."

ANTI-TAKEOVER PROVISIONS OF CHARTER AND BYLAWS; PREFERRED STOCK

  The Company's Charter and Bylaws contain restrictions that may discourage other persons from attempting to acquire control of the Company, including, without limitation, a Board of Directors that has staggered terms for its members, prohibitions on shareholder action by written consent, and advance notice requirements respecting amendments to certain provisions of the Company's Charter and Bylaws. In addition, the Company's Charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by the Board of Directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of Common Stock and thus may adversely affect the rights of holders of Common Stock.

                              RECENT DEVELOPMENTS

  To date in fiscal 1997, the Company has acquired the following five businesses for an aggregate purchase price of approximately $13.4 million, which consisted of approximately 883,000 shares of Common Stock. As a result of these transactions, the Company assumed approximately $2.7 million of debt.

  --In September 1996, the Company acquired all of the outstanding common stock of Vulcan International, Inc. ("Vulcan") and interests in a related company that owned the land and manufacturing facility where Vulcan's operations are located. Vulcan is a manufacturer of towing and recovery equipment in Olive Branch, Mississippi with historical revenues of approximately $22 million annually. This transaction has been accounted for as a pooling-of-interests.

  --In August and September 1996, the Company acquired all of the outstanding common stock of two towing equipment distributors located in Atlanta and Vancouver with aggregate historical revenues of approximately $24 million annually. These two acquisitions have been accounted for using the purchase method of accounting and, on a combined basis, generated approximately $1.7 million in goodwill.

  --In July 1996, the Company acquired all of the outstanding common stock of two towing equipment distributors located in Chicago and Denver with aggregate historical revenues of approximately $16 million annually. These two acquisitions have been accounted for as poolings-of-interests. These two distributors, together with Vulcan, are referred to herein as the "Pooled Entities."

  In fiscal 1996, the Company acquired the following two businesses. In April 1996, the Company acquired all of the capital stock of Boniface, a leading English manufacturer of towing and recovery equipment. In January 1996, the Company acquired all of the capital stock of Jige Lohr, a leading French manufacturer of towing and recovery equipment. These companies had aggregate historical revenues of approximately $14 million annually. The total purchase price of these transactions was approximately $4.6 million, which consisted of approximately $4.0 million in cash and the issuance of approximately 54,000 shares of Common Stock. As a result of these transactions, the Company assumed approximately $1.8 million of debt. Both transactions have been accounted for using the purchase method of accounting and, on a combined basis, generated approximately $1.6 million of goodwill.

  In August 1996, the Company received approximately $1.8 million as payment of a judgment that was secured in January 1996 in a patent infringement suit. In the case, the jury found that the defendant willfully infringed both the Company's underlift parallel linkage and L-arm patents. With the payment, the judgment, including a permanent injunction against further infringement, became final.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby at an assumed public offering price of $19.00 are estimated to be $17.7 million after deduction of the underwriting discount and estimated offering expenses of the Company and the Selling Shareholders that are payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

  The Company anticipates approximately $3.5 million to $5.5 million of the net proceeds will be used to fund capital expenditures and working capital requirements to purchase or construct and equip a new car carrier manufacturing facility to meet anticipated demand and to expand the Company's Olive Branch and Ooltewah manufacturing facilities. It is expected that some portion of the net proceeds will be used to capitalize the financing activities of the Company's Financial Services Group, the amount of which will depend on the levels of lending activity of this business. It is expected that a portion of the net proceeds of the Offering will be used for future strategic acquisitions. See "Business--Growth Strategy." The Company engages from time to time in discussions regarding possible acquisitions of businesses, but has no current agreements with respect to any possible acquisition. The remaining net proceeds will be used for general corporate purposes, including working capital. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, interest bearing securities.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of July 31, 1996, and as adjusted to reflect the sale of the 1,000,000 shares of Common Stock offered hereby by the Company (at an assumed public offering price of $19.00 per share) and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                               JULY 31, 1996
                                                              -----------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                              -------  --------
                                                               (IN THOUSANDS)
Cash......................................................... $21,013  $38,663
                                                              =======  =======
Line of credit and current portion of long-term obligations.. $ 1,601  $ 1,601
Long-term obligations, less current portion..................   6,318    6,318
Shareholders' equity:
 Preferred stock, $.01 par value, 5,000,000 shares
  authorized; none issued
  or outstanding.............................................     --       --
 Common stock, $.01 par value, 100,000,000 shares authorized;
  23,855,728 issued and outstanding; 24,855,728 shares,
  as adjusted(1).............................................     238      248
 Additional paid-in capital..................................  54,873   72,513
 Retained earnings...........................................  15,512   15,512
 Cumulative translation adjustment...........................     (53)     (53)
                                                              -------  -------
    Total shareholders' equity...............................  70,570   88,220
                                                              -------  -------
    Total capitalization..................................... $78,489  $96,139
                                                              =======  =======

--------
(1) Excludes 2,264,422 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted pursuant to the Company's existing stock option plans.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth the selected consolidated financial data of the Company reflecting the operations of the Company after giving retroactive effect to the mergers accounted for under the pooling-of-interests method as if the Company and the Pooled Entities had operated as one entity since inception. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Supplemental Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected consolidated financial data for the nine months ended April 30, 1994 and the years ended April 30, 1995 and 1996 have been derived from the Supplemental Consolidated Financial Statements of the Company audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the years ended July 31, 1992 and 1993, the twelve months ended April 30, 1994 and for the three months ended July 31, 1995 and 1996 have been derived from the unaudited Supplemental Consolidated Financial Statements of the Company, which, in the opinion of management, include all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations of the Company for those periods. Results for the interim period are not necessarily indicative of the results for the full year.

                                              NINE     TWELVE
                                             MONTHS    MONTHS     YEAR       YEAR       THREE MONTHS
                            YEAR ENDED        ENDED     ENDED     ENDED      ENDED         ENDED
                             JULY 31,       APRIL 30, APRIL 30, APRIL 30,  APRIL 30,      JULY 31,
                          ----------------  --------- --------- ---------  ---------  -----------------
                           1992     1993     1994(1)   1994(2)    1995       1996      1995      1996
                          -------  -------  --------- --------- ---------  ---------  -------  --------
Net sales...............  $51,391  $62,071   $65,718   $83,302  $125,899   $163,810   $37,080   $49,339
Cost of sales...........   39,299   49,422    52,252    66,246   103,547    136,367    31,354    41,105
                          -------  -------   -------   -------  --------   --------   -------  --------
 Gross profit...........   12,092   12,649    13,466    17,056    22,352     27,443     5,726     8,234
                          -------  -------   -------   -------  --------   --------   -------  --------
Operating expenses:
 Selling................    4,316    4,971     4,026     5,430     7,110      8,037     1,808     2,590
 General and administra-
  tive..................    4,451    5,098     4,831     6,300     5,664      6,575     1,424     1,690
                          -------  -------   -------   -------  --------   --------   -------  --------
 Income from operations.    3,325    2,580     4,609     5,326     9,578     12,831     2,494     3,954
Interest income (ex-
 pense), net............   (1,108)    (167)     (229)     (264)     (228)       (31)     (117)      210
Other income (expense),
 net....................       29       47        (8)      (19)      438        (53)       25        (4)
                          -------  -------   -------   -------  --------   --------   -------  --------
Income before income
 taxes, extraordinary
 gain and cumulative ef-
 fect of accounting
 change.................    2,246    2,460     4,372     5,043     9,788     12,747     2,402     4,160
Provision for income
 taxes..................       11       12     1,512     1,500     3,563      4,692       928     1,531
                          -------  -------   -------   -------  --------   --------   -------  --------
Income before extraordi-
 nary gain and cumula-
 tive effect of account-
 ing change.............    2,235    2,448     2,860     3,543     6,225      8,055     1,474     2,629
Extraordinary gain on
 debt retirement........      --       --      1,143     1,143       288        --        --        --
Cumulative effect of
 change in accounting
 for income taxes.......      --       --        781       781       --         --        --        --
                          -------  -------   -------   -------  --------   --------   -------  --------
Net income..............    2,235    2,448     4,784     5,467     6,513      8,055     1,474     2,629
Preferred stock divi-
 dends..................      --      (111)      (38)      (66)      --         --        --        --
                          -------  -------   -------   -------  --------   --------   -------  --------
Net income available for
 common shareholders....  $ 2,235  $ 2,337   $ 4,746   $ 5,401  $  6,513   $  8,055   $ 1,474  $  2,629
                          =======  =======   =======   =======  ========   ========   =======  ========
Net income per common
 share:
 Before extraordinary
  gain and cumulative
  effect of accounting
  change................  $  0.17  $  0.18   $  0.22   $  0.27  $   0.33   $   0.37   $  0.07  $   0.11
 Extraordinary gain on
  debt retirement.......      --       --       0.08      0.08      0.02        --        --        --
 Cumulative effect of
  change in accounting
  for income taxes......      --       --       0.06      0.06       --         --        --        --
                          -------  -------   -------   -------  --------   --------   -------  --------
                          $  0.17  $  0.18   $  0.36   $  0.41  $   0.35   $   0.37   $  0.07  $   0.11
                          -------  -------   -------   -------  --------   --------   -------  --------
Weighted average number
 of common and common
 equivalent shares out-
 standing...............   13,021   13,021    13,021    13,021    18,592     21,708    20,689    24,127
Balance Sheet Data (at
 period end):
 Working capital........  $  (229) $ 2,867   $ 9,819       --   $ 19,089   $ 51,896   $19,824  $ 54,856
 Total assets...........   23,300   26,426    36,131       --     58,989    114,005    57,806   113,687
 Total debt(3)..........   15,146   11,764    16,722       --      3,662      8,109     3,471     7,919
 Cumulative redeemable
  preferred stock.......      --     4,056     4,094       --        --         --        --        --
 Common shareholders'
  equity (deficit)......   (4,732)  (2,300)        4       --     29,222     67,963    31,020    70,570

-------
(1) In connection with the reorganization preceding the initial public offering, the Company adopted an April 30 year end.
(2) The twelve month period ended April 30, 1994 is presented for comparison purposes only.
(3) All funded debt, including the current portion of long-term debt and lines of credit.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  The operations that constitute the Company's business historically were conducted by operating subsidiaries of Century Holdings, Inc. ("Century Holdings") acquired by Miller Group, Inc. ("Miller Group") in August 1990 (the "Century Acquisition"). At the time of the Century Acquisition, Miller Group owned two other wrecker manufacturers, Challenger Wrecker and Holmes International. Each of the three corporations was financially troubled when acquired by the Miller Group.

  During fiscal 1992, the Company increased its production levels, allowing it to better meet market demand and increase net sales. In December 1992, the Company completed a restructuring of the long-term debt assumed with the Century Acquisition, pursuant to which the payment terms of the debt were extended and accrued interest in the amount of $1.2 million was forgiven. The positive effects of the increased net sales, the debt restructuring and reductions in general and administrative expenses resulted in profitable operating results.

  In April 1994 Miller Group was reorganized, and in the reorganization, Miller Group transferred to the Company all of the outstanding capital stock of Century Holdings in exchange for shares of Common Stock and a $3.6 million promissory note. In connection with the reorganization, the Company changed its fiscal year end to April 30 from July 31.

  The Company completed its initial public offering in August 1994, in which it issued approximately 7.2 million shares of Common Stock and received net proceeds of approximately $23.3 million. The Company completed a second public offering in January 1996, in which it issued 3.6 million shares of Common Stock which resulted in net proceeds after underwriting discount of approximately $31 million. The net proceeds of these offerings were used to repay debt, to redeem preferred stock, for working capital, for capital expenditures, and for other general corporate purposes. From fiscal 1992 through fiscal 1996, the Company had a 34% and 38% compounded annual growth rate in net sales and net income, respectively. This growth has been attributable to several factors, including the development of manufacturing and marketing economies of scale, the strengthening of the Company's network of independent distributors, the development of new technologies and the growth in the towing and recovery equipment market.

  In fiscal 1996, the Company acquired Jige Lohr and Boniface, both European manufacturers, for an aggregate purchase price of $4.6 million, consisting of approximately $4.0 million in cash and approximately 54,000 shares of Common Stock (the "Fiscal 1996 Acquisitions"). As a result of these transactions, the Company assumed indebtedness of approximately $1.8 million. To date in fiscal 1997, the Company has acquired four towing and recovery equipment distributors and one manufacturer of towing and recovery equipment for a total of approximately $13.4 million, which consisted of approximately 883,000 shares of Common Stock (the "Fiscal 1997 Acquisitions"). As a result of these transactions, the Company assumed indebtedness of approximately $2.7 million. Three of the Fiscal 1997 Acquisitions were accounted for as poolings-of-interests and, accordingly, the Supplemental Consolidated Financial Statements give retroactive effect to these transactions as though the Company and the Pooled Entities had operated as one entity since inception. The remaining acquisitions were accounted for as purchases, and, as such, their results are included from the date of acquisition. As a result of the purchase and pooling transactions, the Supplemental Consolidated Financial Statements are not fully comparable to financial statements previously reported by the Company.

  Under the Company's accounting policies, sales are recorded when equipment is shipped to independent distributors or other customers. While the Company manufactures only the bodies of wreckers, which are installed on truck chassis manufactured by third parties, the Company sometimes purchases the truck chassis for resale to its customer. Sales of Company-purchased truck chassis are included in net sales. The Company's net sales have historically been lower in its first quarter when compared to the prior quarter due in part to decisions by purchasers of light duty wreckers to defer wrecker purchases near the end of the chassis model year. The Company's net sales have historically been relatively stronger in its fourth quarter due in part to sales made at the largest towing and recovery equipment trade show.

  The Company's gross margins are affected by the mix of products and services provided by the Company, including domestic and international equipment manufacturing and distribution. In addition, as part of its growth strategy, the Company has recently established the Financial Services Group and expects to enter the towing services business in fiscal 1997. While gross margins for the international manufacturing business are similar to those of the Company's domestic manufacturing business, the distribution business has typically experienced somewhat lower gross margins than manufacturing. Margins are substantially lower on units sold with truck chassis included because the markup over the cost of the chassis is nominal. These differences, as well as the continued diversification of the Company's operations, could cause fluctuations in the Company's future reported gross margins. See "Business-- Growth Strategy."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the components of the consolidated statements of income expressed as a percentage of net sales. The Company adopted an April 30 fiscal year end beginning April 30, 1994; previously the Company had a July 31 fiscal year end. Therefore, the comparative periods reflected are the nine months ended April 30, 1994, the twelve months ended April 30, 1994, the fiscal years ended April 30, 1995 and 1996, and the three months ended July 31, 1995 and 1996.

                           NINE     TWELVE                        THREE    THREE
                          MONTHS    MONTHS     YEAR      YEAR     MONTHS   MONTHS
                           ENDED     ENDED     ENDED     ENDED    ENDED    ENDED
                         APRIL 30, APRIL 30, APRIL 30, APRIL 30, JULY 31, JULY 31,
                          1994(1)   1994(1)    1995      1996      1995     1996
                         --------- --------- --------- --------- -------- --------
Net sales...............   100.0%    100.0%    100.0%    100.0%   100.0%   100.0%
Cost of sales...........    79.5      79.5      82.2      83.2     84.6     83.3
                           -----     -----     -----     -----    -----    -----
Gross profit............    20.5      20.5      17.8      16.8     15.4     16.7
Operating Expenses:
  Selling...............     6.1       6.5       5.6       4.9      4.9      5.2
  General and Adminis-
   trative..............     7.4       7.6       4.5       4.1      3.8      3.5
                           -----     -----     -----     -----    -----    -----
Income from operations..     7.0       6.4       7.7       7.8      6.7      8.0
Interest expense........    (0.3)     (0.3)      0.2       --       0.3      0.4
Other income, net.......     --        --        0.3       --       0.1      --
                           -----     -----     -----     -----    -----    -----
Income before income
 taxes, extraordinary
 gain and cumulative ef-
 fect of accounting
 change.................     6.7       6.1       7.8       7.8      6.5      8.4
Provision for income
 taxes..................     2.3       1.8       2.8       2.9      2.5      3.1
                           -----     -----     -----     -----    -----    -----
Income before
 extraordinary gain and
 cumulative effect of
 accounting change......     4.4       4.3       5.0       4.9      4.0      5.3
Extraordinary gain on
 debt retirement........     1.7       1.4       0.2       --       --       --
Cumulative effect of
 change in accounting
 for income taxes.......     1.2       0.9       --        --       --       --
                           -----     -----     -----     -----    -----    -----
Net Income..............     7.3%      6.6%      5.2%      4.9%     4.0%     5.3%
                           =====     =====     =====     =====    =====    =====

--------
(1) In connection with the reorganization preceding the initial public offering, the Company adopted an April 30 fiscal year end. The twelve months ended April 30, 1994 are presented for comparison purposes only.

 Three Months Ended July 31, 1996 Compared to Three Months Ended July 31, 1995

  Net sales for the three months ended July 31, 1996, increased 33.1% to $49.3 million from $37.1 million for the comparable period in 1995. The increase in net sales was primarily the result of the Fiscal 1996 Acquisitions, higher unit sales volume and an increase in distributor sales. The growth in unit sales volume was a result of continued market growth and market share gains.

  Gross profit for the three months ended July 31, 1996, increased 43.8% to $8.2 million from $5.7 million for the comparable period in 1995. Gross profit as a percentage of net sales increased to 16.7% from 15.4%. This increase in gross profit margin resulted primarily from the lower percentage of net sales attributable to chassis sales.

  Selling expenses for the three months ended July 31, 1996, increased 43.3% to $2.6 million from $1.8 million for the comparable period of 1995. The increase in selling expenses was due primarily to higher commission expenses resulting from increased sales and from the impact of the European operations. General and administrative expenses for the three months ended July 31, 1996 increased 18.7% to $1.7 million from $1.4 million for 1995. Overall, operating expenses as a percentage of net sales remained 8.7% for both periods.

 Year Ended April 30, 1996 Compared to Year Ended April 30, 1995

  Net sales for the year ended April 30, 1996 increased 30.1% to $163.8 million from $125.9 million for the comparable period in 1995. The increase in net sales was primarily the result of a $17.7 million increase in net sales attributable to chassis sales, higher unit sales volume, the partial year inclusion of the Fiscal 1996 Acquisitions and an increase in distributor sales. The growth in unit sales volume resulted from continued market growth and market share gains.

  Gross profit for the year ended April 30, 1996 increased 22.8% to $27.4 million from $22.4 million for the comparable period in 1995. Gross profit as a percentage of net sales decreased to 16.8% from 17.8%. This decrease in gross profit margin resulted primarily from increased units sold with truck chassis included.

  Selling expense for fiscal 1996 increased 13.0% to $8.0 million from $7.1 million for the comparable period of 1995. The increase in selling expense was due primarily to higher commission expenses resulting from increased sales. General and administrative expense for the year ended April 30, 1996 increased 16.1% to $6.6 million from $5.7 million for 1995. This increase was primarily the result of increased expenses associated with the higher volume of sales and the Company's recent acquisitions. Overall, operating expenses as a percentage of net sales decreased to 9.0% in the 1996 fiscal year from 10.1% in the 1995 period. Net interest expense decreased due to interest income from the investment of the cash generated from the January 1996 stock offering.

  An extraordinary gain of $288,000 (net of income taxes of $175,000) was recognized in 1995 as the result of the early repayment of certain debt obligations. The carrying amount of the debt included accrued interest which was forgiven in a previous debt restructuring but which was being amortized prospectively over the term of the debt agreement since the date of its forgiveness. Upon early repayment of the underlying debt, the remaining balance of the unamortized interest was recognized as an extraordinary gain. See Note 4 of Notes to Supplemental Consolidated Financial Statements.

  The effective rate of the provision for income taxes was 36.8% in the year ended April 30, 1996 and 36.4% for the comparable 1995 period.

 Year Ended April 30, 1995 Compared to Twelve Months Ended April 30, 1994

  Net sales for the year ended April 30, 1995 increased 51.1% to $125.9 million from $83.3 million for the comparable period in 1994. The increase in net sales was primarily the result of a $15.9 million increase in net sales attributable to chassis sales and higher unit sales volume in all of the Company's product lines. The growth in unit sales volume resulted from continued market growth and market share gains. In addition, funds provided by the Company's initial public offering allowed the Company to increase inventory in order to accelerate production which in turn enabled the Company to better meet demand.

  Gross profit for the year ended April 30, 1995 increased 31.1% to $22.4 million from $17.1 million for the comparable period in 1994. Gross profit as a percentage of net sales decreased to 17.8% from 20.5%. This decrease in gross profit margin resulted primarily from increased units sold with truck chassis included.

  Selling expense for fiscal 1995 increased 30.9% to $7.1 million from $5.4 million for the comparable period of 1994. The increase in selling expense was due primarily to higher commission expenses resulting from increased sales. General and administrative expense for the year ended April 30, 1995 decreased 10.1% to $5.7 million from $6.3 million for 1994. This decrease was primarily the result of expenses associated with the settlement of obligations under a pre-reorganization incentive equity participation plan for certain management employees which were included in general and administrative expense in 1994 and were not applicable in fiscal 1995. General and administrative expense was otherwise unchanged. Overall, operating expenses as a percentage of net sales decreased to 10.1% in the 1995 fiscal year from 14.1% in the 1994 period.

  An extraordinary gain of $288,000 (net of income taxes of $175,000) was recognized in the year ended April 30, 1995 as the result of the early repayment by the Company of certain debt obligations. An extraordinary gain of $1.1 million, net of income taxes of $26,000, was recognized in the twelve months ended April 30, 1994 as a result of Vulcan settling certain claims with creditors in connection with a release from bankruptcy under Chapter 11 of the Bankruptcy Code. A cumulative effect of a change in accounting for income taxes was recognized in the amount of $781,000 in the twelve month period ended April 30, 1994. See Note 9 of Notes to Supplemental Consolidated Financial Statements.

  The effective rate of the provision for income taxes was 36.4% in the year ended April 30, 1995 and 34.6% for the comparable 1994 period because there was no income tax provision in the first three months of the 1994 period due to the utilization of previously unrecognized deferred tax benefits (primarily tax loss carryforwards).

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary capital requirements are for working capital, debt service and capital expenditures. The Company has financed its operations and growth from internally generated funds, the issuance of Common Stock and debt financing.

  Cash used in operating activities was $143,000 for the year ended April 30, 1996 as compared to $3.1 million used in operations for the comparable period of 1995. The increase in cash from operations was primarily the result of increases in profitability, the timing of inventory receipts and increases in other non-cash expenses offset in part by the timing of cash disbursements. Cash used in operating activities was $3.0 million for the three month period ended July 31, 1996 as compared to $50,000 used in operations for the comparable period of 1995. The decrease in cash flow from operations during the comparable three month periods was primarily the result of timing of disbursements to trade creditors and increases in accounts receivable levels resulting from the continuing growth in sales.

  Cash used in investing activities was $10.8 million for the year ended April 30, 1996 compared to $2.2 million for the year ended April 30, 1995. The cash used in investing activities was primarily for the purchase prices of the Fiscal 1996 Acquisitions and for capital expenditures, including plant expansions and equipment purchases in fiscal 1996 and in the comparable period in 1995. Cash used in investing activities was $373,000 for the three month period ended July 31, 1996 compared to $1.1 million for the comparable period in fiscal 1995. The cash used in investing activities was primarily for capital expenditures and equipment purchases in the comparable three month periods in 1996 and 1995.

  Cash provided by financing activities was $32.6 million for the year ended April 30, 1996 compared to $7.5 million for the comparable period in 1995. On January 31, 1996, the Company completed a public offering of its Common Stock which resulted in net proceeds after underwriting discount and offering expenses of $30.2 million. The net proceeds were used to repay debt, for working capital, for capital expenditures, and for other general corporate purposes. Cash used in financing activities was $176,000 and $192,000 for the three month periods ended July 31, 1996 and 1995, respectively. The cash was used to repay long-term debt and to pay down amounts outstanding under the two acquired distributors' lines of credit.

  The Company has a $25 million unsecured revolving credit facility with NationsBank of Tennessee, N.A. (the "Credit Facility"). Borrowings under the Credit Facility bear interest at a rate equal to the 30-day LIBOR plus 1%. At July 31, 1996, there were no borrowings outstanding under the Credit Facility. The Credit Facility imposes restrictions on the Company with respect to the maintenance of certain financial ratios and specified tangible net worth, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures and the payment of dividends.

  In January 1996, the Company purchased all of the outstanding capital stock of Jige Lohr for a price of approximately $2.9 million, including acquisition costs and the assumption of approximately $1.8 million of certain debt obligations. The Company drew upon its Credit Facility to fund the acquisition. In April 1996, the Company purchased all of the outstanding capital stock of Boniface for a combination of cash, common stock and certain earn-out rights. The other acquisitions of businesses made by the Company during fiscal 1996 and 1997 have been effected by the issuance of Common Stock.

  The Company has recently expanded its Hermitage, Pennsylvania and Ooltewah, Tennessee facilities, and intends to expand its facilities in Olive Branch, Mississippi, to further expand the Ooltewah facility and to purchase or construct a car carrier manufacturing facility. Capital expenditures remaining for these and miscellaneous other expansions are expected to be from $3.5 million to $5.5 million. The Company purchased its formerly-leased facilities in Hermitage, Pennsylvania for approximately $2.1 million in February 1996. The Financial Services Group may require substantial ongoing capital investment to finance its operations. The Company believes that the proceeds of this Offering, cash on hand, cash flows from operations and borrowing capacity will be sufficient to fund its operating needs, capital expenditures and debt service requirements for the next 12 months.

  Management continually evaluates potential strategic acquisitions, which are an important component of the Company's growth strategy. To date, such acquisitions have been predominantly funded by issuing shares of Common Stock, although future acquisitions could be effected using greater amounts of cash. Although the Company believes that its financial resources will enable it to consider potential acquisitions, additional debt or equity financing may be necessary. No assurance in this regard can be given, however, since future cash flows and the availability of financing will depend on a number of factors, including prevailing economic conditions and financial, business and other factors beyond the Company's control.

RECENT ACCOUNTING PRONOUNCEMENTS

  In November 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS 123) on accounting for stock-based compensation. While SFAS 123 does not require a change in the present accounting for stock-based compensation, it does require certain audited pro forma disclosures under the preferred approach for accounting for stock-based compensation of SFAS 123. The Company adopted the disclosure requirements of SFAS 123 effective May 1, 1996. The Company does not intend to change its present accounting for stock-based compensation and has not yet determined the effect of the required pro forma disclosures.

                                   BUSINESS

GENERAL

  Miller Industries, Inc. is the largest manufacturer of vehicle towing and recovery equipment in North America and Europe. The Company markets its products under the Century(R), Challenger(TM), Holmes(R), Champion(R), Eagle(TM), Jige(TM), Boniface(TM) and Vulcan(R) brand names through approximately 160 independent distributors in North America, including four Company-owned distributors, and 38 additional distributors servicing foreign markets. Each of the Company's brands has a well-established, distinct product image and corresponding customer loyalty.

  Since 1990 the Company has developed or acquired several of the most well-recognized brands in the highly fragmented towing and recovery industry. During this period, management has strengthened the Company's distributor network, increased domestic and international market share, increased production capacity, achieved cost savings and improved manufacturing efficiencies and product design, resulting in significant growth in revenue and net income. From the fiscal year ended July 31, 1992, to the fiscal year ended April 30, 1996, net sales grew from $51.4 million to $163.8 million and net income increased from $2.2 million to $8.1 million, representing a 34% and 38% compounded annual growth rate in net sales and net income, respectively, for that period.

  The Company's strategy has been to increase its market share in the towing and recovery equipment manufacturing industry through a combination of acquisitions and internal growth. In 1996, the Company increased its domestic and international market share as a result of the acquisitions of three well-known brands. In January 1996, the Company acquired Jige Lohr, a leading European manufacturer of wreckers and car carriers, and in April 1996, the Company acquired Boniface, a leading manufacturer of large wreckers in the United Kingdom, thereby establishing itself as the market leader in Europe. In September 1996, the Company acquired Vulcan, a leading domestic manufacturer of towing equipment. See "Recent Developments."

  As a natural extension of its leading market position in manufacturing and strong brand name recognition, the Company has broadened its strategy to include vertical integration, with the goal of becoming the leading worldwide manufacturer, distributor and service provider in the towing and recovery industry. Recently, the Company acquired four towing equipment distributors, which are intended to be the first in a series of such acquisitions that will form a North American distribution network for towing and recovery equipment as well as other specialty truck equipment and components. Also in 1996, the Company established the Financial Services Group to provide equipment financing and related services to its distributors and their customers. Management believes that the Company's in-depth knowledge of its customer base and the equipment being financed will facilitate the successful development of the Financial Services Group. In addition, the Company intends to expand into the towing services market in fiscal 1997.

  The Company offers a broad range of products that meet most customer design, capacity and cost requirements. The Company manufactures the bodies of wreckers and car carriers, which are installed on truck chassis manufactured by third parties. Wreckers generally are used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with rotating hydraulic booms and 60-ton lifting capacities. Car carriers are specialized flat bed hauling vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers transport new or disabled vehicles and other equipment and are particularly effective over longer distances.

  The Company's products are sold primarily through independent distributors that serve all 50 states, Canada and Mexico, and other foreign markets including Europe, Japan, Taiwan, Hong Kong, China and the Middle East. As a result of the acquisitions of Jige Lohr and Boniface, the Company significantly increased its distribution capabilities in Europe. While most of the Company's distributor agreements do not contain exclusivity provisions, management believes that approximately 65% of the Company's independent distributors sell the Company's products on an exclusive basis. In addition to selling the Company's products to towing operators, the distributors provide parts and service. The Company also has independent sales representatives that exclusively market the Company's products and provide expertise and sales assistance to distributors. Management believes the strength of the Company's distribution network and the breadth of its product offerings are two key advantages over its competitors.

  Management's operating strategy for the continued development of its manufacturing and marketing operations emphasize the following elements: (i) supporting and enhancing its brands and patents, (ii) improving manufacturing efficiency and productivity, (iii) offering a comprehensive product line with a continued focus on technological innovation, and (iv) maintaining strong relationships with its distributors.

GROWTH STRATEGY

  The Company's goal is to become the leading worldwide manufacturer, distributor and service provider in the vehicle towing and recovery industry. To achieve this goal, the Company intends to continue the strong growth of its equipment manufacturing business and leverage its market knowledge and expertise to vertically integrate into other towing-related services. The primary focus of this growth strategy is to:

  Increase Penetration of Equipment Manufacturing Market. The Company seeks to increase the market share of its towing and recovery products based upon the strength of its well-known brands and its reputation in the industry. Management believes that its reputation for providing a broad product line with advanced technologies at competitive prices while maintaining high levels of quality and customer service has allowed it to increase its market share over the past several years. The Company intends to continue to introduce new products, capitalize on its enhanced relationships with its distributors and pursue innovative marketing approaches to build market share.

  Expand International Manufacturing and Distribution Base. Management believes that the absence of a dominant manufacturer of towing and recovery equipment in international markets provides the Company an opportunity to increase international sales and market share. In early 1996, the Company acquired Jige Lohr and Boniface, two of the largest manufacturers of wreckers and car carriers in Europe. These acquisitions have positioned the Company as the market leader in Europe and provide the Company a manufacturing and distribution base from which to better serve the worldwide marketplace. The combination of the Jige Lohr and Boniface brands with the Company's other domestic product lines allows the Company to offer its foreign distributors a comprehensive product line from a single source at more competitive price points.

  Expand Financial Services Group. Consistent with the Company's strategy to be a full-service provider to its customers, the Company established the Financial Services Group in September 1996 to provide financing and related services to towing and recovery equipment distributors and towing services providers. The Company will offer floor plan financing to distributors and purchase and lease financing to towing service operators, and intends to introduce other financial services, such as insurance products, in response to customer demand. Initially, these services will be marketed through the Company's owned and independent distributors. Management believes that the Company's in-depth knowledge of its customer base and the equipment being financed will facilitate the successful development of this business.

  Strengthen Network of Company-Owned Distributors. Management believes that there are significant expansion opportunities for the Company in the towing and recovery equipment distribution business. The Company recently acquired four towing and recovery equipment distributors located in Atlanta, Chicago, Denver and Vancouver during the period from July through September 1996. These acquisitions are intended to be the first in a series of such acquisitions that, together with affiliated independent distributors, will form a North American distribution network for towing and recovery equipment and other specialty equipment. The Company intends to continue operating these businesses as if they were independent distributorships, with the same local management and market presence, but expects to achieve operational benefits through standardization of systems and controls, consolidation of inventory and warehousing facilities, and coordination of marketing efforts. Once its distribution network is established, the Company intends to actively market this distribution channel and enter into alliances with other manufacturers and/or acquire related specialty truck equipment and component manufacturers to increase the number of products sold through this distribution channel. While the Company intends to make additional acquisitions of such distributors across North America, the Company has no agreements for any such acquisitions at this time and there can be no assurance that any such acquisitions will take place.

  Consolidate Highly Fragmented Towing Services Market. Management believes the Company is well positioned to pursue significant consolidation opportunities in the highly fragmented towing services market. Management estimates that there are approximately 30,000 professional towing operators in the United States, many of whom are undercapitalized local operators with no viable means of realizing independently the economic value they have created for their businesses. Management intends to create a network of towing services companies through acquisitions of, and affiliations with, professional towing operators. The Company's strategy is to build brand loyalty among towing services customers by emphasizing consistently high quality and dependable service from multiple locations over a broad geographic area. The Company expects to market these services to organizations with widely dispersed fleets of vehicles that would benefit from a single source provider. While the Company has held discussions with numerous towing services companies regarding acquisitions, the Company has no agreements for any such acquisitions at this time and there can be no assurance that any such acquisitions will take place.

OPERATING STRATEGY

  Management's operating strategy for the continued development of its manufacturing and marketing operations emphasizes the following elements:

  Support and Enhance Brands and Patents. The Company highly values its intellectual property rights. It cultivates a distinct brand image and identity for each of its brands, and supports and enhances its brands by targeted advertising in trade publications and participation at trade shows, and through other marketing efforts, including serving as the official recovery team for many automobile racing events. The Company secures protection for its technological developments when feasible and actively pursues infringers of its patent rights. See "Recent Developments."

  Improve Manufacturing Efficiency and Productivity. The Company produces high quality towing and recovery equipment at manufacturing costs that are believed by management to be generally lower than most of its competitors. The Company has recently expanded and intends to further expand its manufacturing capacity in order to meet anticipated demand. As a result of facilities expansion programs and the acquisitions of Jige Lohr, Boniface and Vulcan, the Company has been able to improve and streamline manufacturing processes as well as increase its production capacity. Management strives to further enhance the Company's manufacturing efficiency by designing common subcomponents in order to achieve economies of scale in manufacturing and purchasing while maintaining brand identities. In its continuing efforts to improve manufacturing efficiencies, management has sought to strengthen the Company's relationships with suppliers through improved scheduling deliveries and coordination of production schedules. These efforts have allowed the Company to maintain both competitive pricing and responsive delivery from its primary suppliers. The Company also maintains relationships with secondary suppliers, where necessary, to ensure adequate supplies.

  Offer Comprehensive Product Lines Focused on Technological
Innovation. Management believes that the Company offers the most comprehensive product line in the towing and recovery industry. The Company's distributors are able to offer an array of towing and recovery equipment that meets a full range of customer design, capacity and cost requirements. The Company has a reputation as an innovator and aggressively pursues new product development and new technologies, either by internal research and development or through licensing. In addition, the Company monitors existing products, industry trends and customer needs in order to maintain its technological competitiveness. Patented innovations introduced by the Company include the L-arm and Vulcan "scoop," which permit disabled vehicles to be lifted damage-free by the front tires; the parallel linkage, which allows the wheellift mechanism to maintain its horizontal orientation when being raised and lowered; the anti-tilt mechanism, which prevents a car carrier bed from tilting when in the rest position; and the "Eagle-Claw" automatic wheellift device, which allows towing operators to engage a disabled or unattended vehicle without leaving the cab of the tow truck. See "--Product Design and Development" and "--Patents and Trademarks."

  Maintain Strong Relationships With Distributors. Management believes that independent towing and recovery equipment distributors exercise significant influence on the buying decisions of towing operators. The

Company maintains strong relationships with its distributors by, among other things, offering high quality, innovative products at competitive prices; maintaining frequent contact between distributors and senior management; and selling products exclusively through distributors. The Company also continually seeks ways to increase the number of services provided to its distribution base, as demonstrated by its recent publication of a spare parts and accessories catalogue and its offering of financial services. Management does not believe that the Company's recent acquisition of four distribution businesses has had an adverse impact on its relations with its independent distributors.

PRODUCT LINE

  The Company manufactures a broad line of wrecker and car carrier bodies to meet a full range of customer design, capacity and cost requirements. The products are marketed under the Century, Challenger, Holmes, Champion, Eagle, Jige, Boniface and Vulcan brand names.

  Wreckers. Wreckers are generally used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with 60 ton lifting capacities. Wreckers are available with specialized features, including underlifts, L-arms and scoops, which lift disabled vehicles by the tires or front axle to minimize front end damage to the towed vehicles. Certain heavy duty wrecker models offer rotating booms, which allow heavy duty wreckers to recover vehicles from any angle, and proprietary remote control devices for operating wreckers. In addition, certain light duty wreckers may be equipped with the patented "Eagle Claw" automatic wheellift hookup device that allows operators to engage a disabled or unattended vehicle without leaving the cab of the wrecker.

                              LIGHT DUTY WRECKER
            [PICTURE OF LIGHT DUTY WRECKER APPEARS HERE]

                              HEAVY DUTY WRECKER
               [PICTURE OF HEAVY DUTY WRECKER APPEARS HERE]

  The Company's wreckers range in capacity from 8 to 60 tons, and are characterized as light duty and heavy duty, with wreckers of 16 ton or greater capacity being classified as heavy duty. Light duty wreckers are used to remove vehicles from accident scenes and vehicles illegally parked, abandoned or disabled, and for general recovery. Heavy duty wreckers are used in commercial towing and recovery applications including overturned tractor trailers, buses, motor homes and other vehicles. The Company's prices to distributors generally range from $10,000 to $28,000 for light duty wrecker bodies and from $26,500 to $186,000 for heavy duty wrecker bodies. The cost to a towing operator, including the cost of the chassis, painting and accessories, typically ranges from $35,000 to $50,000 for a light duty wrecker and from $60,000 to $250,000 for a heavy duty wrecker.

  Car Carriers. Car carriers are specialized flat bed hauling devices with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers are used to transport new or disabled vehicles and other equipment and are particularly effective for transporting vehicles or other equipment over long distances. In addition to transporting vehicles, car carriers may also be used for other purposes, including transportation of industrial equipment. In recent years, professional towing operators have added car carriers to their fleets to complement their towing capabilities.

                                    CARRIER
                       [PICTURE OF CARRIER APPEARS HERE]

  The Company's car carriers range in length from 17 1/2 to 26 feet. The Company's prices to distributors for car carrier bodies generally range from $8,000 to $16,000, with the ultimate cost to the towing operator, including chassis, painting and accessories, ranging from $35,000 to $45,000.

BRAND NAMES

  The Company manufactures and markets its wreckers and car carriers under eight separate brand names. Although certain of the brands overlap in terms of features, prices and distributors, each brand has its own distinctive image and customer base.

  Century(R). The Century brand is the Company's "top-of-the-line" brand and represents what management believes to be the broadest product line in the industry. The Century line was started in 1974 and produces wreckers ranging from the 8 ton light duty to the 60 ton heavy duty models and car carriers in lengths from 17 1/2 to 26 feet. Management believes that the Century brand has a reputation as the industry's leading product innovator.

  Challenger(TM). The Company's Challenger products compete with the Century products and constitute the Company's second premium product line. Challenger products consist of light to heavy duty wreckers with capacities ranging from 8 to 60 tons, and car carriers with lengths ranging from 17 1/2 to 26 feet. The Challenger line was started in 1975 and is known for high performance heavy duty wreckers and aesthetic design.

  Holmes(R). The Company's Holmes product line includes mid-priced wreckers with 8 to 16 ton capacities and car carriers in 17 1/2 to 21 foot lengths. The Holmes wrecker was first produced in 1916. The Holmes name has been the most well-recognized and leading industry brand both domestically and internationally through most of this century.

  Champion(R). The Champion brand, which was introduced in 1991, includes car carriers which range in length from 17 1/2 to 21 feet. The Champion product line, which is generally lower-priced, allows the Company to offer a full line of car carriers at various competitive price points. In 1993, the Champion line was expanded to include a line of economy tow trucks with integrated boom and underlift.

  Eagle(TM). The Company's Eagle products consist of light duty wreckers with a patented "Eagle Claw" hook-up system that allows towing operators to engage a disabled or unattended vehicle without leaving the cab of the tow truck. The "Eagle Claw" hook-up system, which was patented in 1984, was originally developed for the repossession market. Upon acquiring this brand in 1991, the Company completed a product redesign, upgraded its quality and features and expanded its recovery capability. The Eagle line is now gaining increased popularity in the broader towing and recovery vehicle market.

  Jige(TM). The Company's Jige product line, acquired in January 1996, is comprised of a broad line of light and heavy duty wreckers and car carriers marketed primarily in Europe. Jige is a market leader best known for its innovative designs of car carriers and light wreckers necessary to operate within the narrow confines of European cities.

  Boniface(TM). The Company's Boniface product line, acquired in April 1996, is comprised primarily of heavy duty wreckers. Boniface produces a wide range of heavy duty wreckers specializing in the long underlift technology required to tow modern European tour buses.

  Vulcan(R). The Company's Vulcan product line, acquired in September 1996, includes a range of light and heavy duty wreckers, car carriers and other towing and recovery equipment. The Vulcan line is operated as an autonomous subsidiary with its own independent distribution network.

PRODUCT DESIGN AND DEVELOPMENT

  The Company's Holmes and Century brand names are associated with four of the major innovations in the industry: the rapid reverse winch, the tow sling, the hydraulic lifting mechanism, and the underlift with parallel linkage and L-arms. The Company's engineering staff, in consultation with manufacturing personnel, uses computer-aided design and stress analysis systems to test new product designs and to integrate various product improvements. In addition to offering product innovations, the Company focuses on developing or licensing new technology for its products.

PATENTS AND TRADEMARKS

  The development of the underlift parallel linkage and L-arms in 1982 is considered one of the most innovative developments in the wrecker industry in the last 25 years. This technology is significant primarily because it allows the damage-free towing of newer aerodynamic vehicles made of lighter weight materials. Patents for these technologies were granted to an operating subsidiary of the Company in 1987 and 1989. These patents expire in mid-year 2004. These innovations, particularly the L-arm device, are used in a majority of the commercial wreckers today. Management believes that utilization of such devices without a license is an infringement of the Company's patents. Recently, the Company successfully litigated an infringement suit in which the jury verdict confirmed the validity of the Company's patents on these technologies. The Company also holds a number of other utility and design patents covering other products, including the "Eagle-Claw" hook up system, the Vulcan "scoop" wheel-retainer and the car carrier anti-tilt device. The Company has also obtained the rights to use and develop certain technologies owned or patented by others.

  The Company's trademarks "Century," "Holmes," "Champion," "Formula I," "Eagle Claw SelfLoading Wheellift," "Pro Star," "Street Runner" and "Vulcan," among others, are registered with the United States Patent and Trademark Office. The Company has applied for trademark registration of "Challenger," as well as other marks. Management believes that the Company's trademarks are well-recognized by dealers, distributors and end-users in their respective markets and are associated with a high level of quality and value.

PRODUCT WARRANTIES AND INSURANCE

  The Company offers a 12-month limited manufacturer's product and service warranty on its wrecker and car carrier products. The Company's warranty generally provides for repair or replacement of failed parts or components. Warranty service is usually performed by the Company or an authorized distributor. Due to its emphasis on quality production, the Company's warranty expense in fiscal 1996 averaged less than 1% of net sales. Management believes that the Company maintains adequate general liability and product liability insurance.

MANUFACTURING

  The manufacturing process for the Company's products consists primarily of cutting and bending sheet steel or aluminum into parts that are welded together to form the wrecker or car carrier body. Components such as hydraulic cylinders, winches, valves and pumps, which are purchased by the Company from third-party suppliers, are then attached to the frame to form the completed wrecker or car carrier body. The completed body is either installed by the Company or shipped by common carrier to an independent distributor where it is then installed on a truck chassis. Generally, the wrecker or car carrier bodies are painted by the Company with a primer coat only, so that towing operators can select customized colors to coordinate with chassis colors or fleet colors. To the extent final painting is required before delivery, the Company contracts with independent paint shops for such services.

  The Company purchases raw materials and component parts from a number of sources. Although the Company has no long term supply contracts, management believes the Company has good relationships with its primary suppliers. The Company has experienced no significant problems in obtaining adequate supplies of raw materials and component parts to meet the requirements of its production schedules. Management believes that the materials used in the production of the Company's products are available at competitive prices from an adequate number of alternative suppliers. Accordingly, management does not believe that the loss of a single supplier would have a material adverse effect on the Company's business.

FACILITIES

  The Company operates three manufacturing facilities in the United States. The facilities are located in (i) Ooltewah, Tennessee, containing approximately 150,000 square feet, (ii) Hermitage, Pennsylvania, containing approximately 95,000 square feet, and (iii) Olive Branch, Mississippi, containing approximately 120,000 square feet. The Ooltewah plant, which produces light and heavy duty wreckers, employs approximately 60 office administration and supervisory staff and approximately 250 production workers. The Hermitage plant, which produces car carriers, employs five office administration and supervisory staff and approximately 90 production workers. The Olive Branch facility, which produces wreckers and car carriers, employs approximately 300 production and administrative personnel.

  The Company operates two foreign manufacturing facilities located in the Lorraine region of France, which employ approximately 100 production and administrative manufacturing personnel, and one in Norfolk, England, which employs approximately 60 production and manufacturing personnel.

  The Company recently added 22,500 square feet of production capacity at its Hermitage facility and approximately 15,000 square feet at the Ooltewah facility. The Company is planning an expansion of the Olive Branch facility by up to 24,000 square feet. Management believes that these plant expansions, together with the new car carrier manufacturing facility that the Company intends to construct or acquire and additional training of personnel, will allow the Company to increase production to meet anticipated demand for its products.

SALES AND MARKETING

  Management categorizes the towing and recovery market into three general product types: light duty wreckers, heavy duty wreckers and car carriers. The light duty wrecker market consists primarily of professional wrecker operators, repossession towing services, municipal and federal governmental agencies, and repair shop or salvage company owners. The heavy duty market is dominated by professional wrecker operators serving the needs of commercial vehicle operators. The car carrier market, historically dominated by automobile salvage companies, has expanded to include equipment rental companies that offer delivery service and professional towing operators who desire to complement their existing towing capabilities. Management estimates that there are approximately 30,000 professional towing operators and 80,000 service station, repair shop and salvage operators comprising the overall towing and recovery market.

  The Company's sales force, which services the Company's independent distributors, consists of 43 sales representatives, 26 of whom are Company employees whose responsibilities include providing administrative and sales support to the entire distributor base. The remaining 17 sales representatives are independent contractors who market the Company's products exclusively. Sales representatives receive commissions on direct sales based on product type and brand and generally are assigned specific territories in which to promote and solicit sales of the Company's products and to maintain customer relationships.

  The Company recently formed a distribution group with the acquisitions of four towing and recovery equipment distributors located in Atlanta, Chicago, Denver and Vancouver during the period from July through September, 1996. The acquired distributors will market the Company's products as well as other non-competing specialty transportation equipment, and the Company intends to expand the number and types of products distributed through its distributors. The Company-owned distributors generally do not compete in the same geographic markets as the Company's independent distributors. Vulcan, which operates as an autonomous subsidiary, distributes its products through a separate independent distribution network.

  The Company has developed a diverse customer base consisting of approximately 160 independent distributors in North America, who serve all 50 states, Canada and Mexico, and approximately 38 distributors that serve other foreign markets. During the fiscal year ended April 30, 1996, no single distributor accounted for more than 5% of the Company's sales. The top ten distributors accounted for approximately 25% of sales during that period. Management believes the Company's broad and diverse customer base provides it with the flexibility to adapt to market changes, lessens its dependence on particular distributors and reduces the impact of regional economic factors.

  To support sales and marketing efforts, the Company produces demonstrator models that are used by the Company's sales representatives and distributors. To increase exposure to its products, the Company also has served as the official recovery team for many automobile racing events, including the Daytona, Talladega, Atlanta and Darlington NASCAR races, the Grand Prix in Miami and the IMSA "24 Hours at Daytona" and "12 Hours at Sebring" races, among others.

  The Company routinely responds to requests for proposals or bid invitations in consultation with its local distributors. The Company has been selected by the United States General Services Administration as an approved source for certain federal and defense agencies. The Company intends to continue to pursue government contracting opportunities.

  The towing and recovery equipment industry places heavy marketing emphasis on product exhibitions at national and regional trade shows. In order to focus its marketing efforts and to control marketing costs, the Company has reduced its participation in regional trade shows and now concentrates its efforts on five of the major trade shows each year. The Company works with its distributor network to concentrate on various regional shows.

FINANCIAL SERVICES GROUP

  The Company's Financial Services Group commenced operations in September 1996 to provide a broad range of financial services to towing and recovery equipment distributors and towing services companies. The Company initially will offer floor plan financing to distributors and purchase and lease financing to towing service operators. The Company currently intends to introduce other financial services, such as insurance products, in response to customer demand. Initially, these services will be marketed through the Company's owned and independent distributors.

  The Company expects to capitalize on its strong existing relationships with its distributors and their customers and its reputation for reliable service to develop the Financial Services Group. Management believes that its in-depth knowledge of its customers will permit it to approve credit requests on a more timely basis than other available financing sources. In the event the Company is required to retake possession of financed equipment, the Company believes it will be able to achieve higher residual values for such equipment than other financing sources which do not have the Company's manufacturing and distributing expertise. Operations of the Financial Services Group have not been material to the operations of the Company to date.

COMPETITION

  The towing and recovery equipment manufacturing industry is highly competitive for sales to distributors and towing operators. Management believes that competition in the towing and recovery equipment industry is a function of product quality and innovation, reputation, technology, customer service, product availability and price. The Company competes on the basis of each of these criteria, with an emphasis on product quality and innovation and customer service. Management also believes that a manufacturer's relationship with distributors is a key component of success in the industry. Accordingly, the Company has invested substantial resources and management time in building and maintaining strong relationships with distributors. Management also believes that the Company's products are regarded as high quality within their particular price points. The Company's marketing strategy is to continue to compete primarily on the basis of quality and reputation rather than solely on the basis of price, and to continue to target the growing group of professional towing operators who as end-users recognize the quality of the Company's products.

  Traditionally, the capital requirements for entry into the towing and recovery manufacturing industry have been relatively low. Management believes a manufacturer's capital resources and access to technological improvements have become a more integral component of success in recent years. Accordingly, management believes that the Company's ownership of patents on certain of the industry's leading technologies has given it a competitive advantage. Certain of the Company's competitors may have greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than the Company.

  The Company will also face significant competition from large competitors as it enters into new lines of business, including the towing and recovery equipment distribution, financial services and towing services businesses. In addition, such entries present the risk that its new businesses could be viewed as being in competition with other customers of the Company.

BACKLOG

  The Company produces virtually all of its products to order. The Company's backlog is based upon customer purchase orders that the Company believes are firm. The level of backlog at any particular time, however, is not an appropriate indicator of the future operating performance of the Company. Certain purchase orders are subject to cancellation by the customer upon notification. Given the Company's production and delivery schedules, as well as the recent plant expansions, management believes that the current backlog represents less than three months of production.

EMPLOYEES

  At September 30, 1996, the Company employed 917 people. None of the Company's employees is covered by a collective bargaining agreement, though its employees in France and England have certain similar rights by their respective government's employment regulations. The Company considers its employee relations to be good.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

  The Company's operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Management believes that the Company is in substantial compliance with all applicable federal, state and local provisions relating to the protection of the environment. The costs of complying with environmental protection laws and regulations has not had a material adverse impact on the Company's financial condition or results of operations in the past and is not expected to have a material adverse impact in the future.

  The Company is also subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act which regulates the description of warranties on products. The description and substance of the Company's warranties are also subject to a variety of federal and state laws and regulations applicable to the manufacturing of vehicle components. Management believes that continued compliance with various government regulations will not materially affect the operations of the Company.

  The Financial Services Group is subject to regulation under various federal, state and local laws which limit the interest rate, fees and other charges that may be charged by it or prescribe certain other terms of the financing documents that it enters into with its customers. Management believes that the additional administrative costs of complying with these regulations will not materially affect the operations of the Company.

LITIGATION

  The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial position or results of operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning the executive officers and directors of the Company.

          NAME           AGE                POSITION WITH THE COMPANY
          ----           ---                -------------------------
William G. Miller.......  49 Chairman of the Board and Chief Executive Officer
Jeffrey I. Badgley......  44 President, Chief Operating Officer and Director
Adam L. Dunayer.........  29 Vice President, Treasurer and Chief Financial Officer
Frank Madonia...........  47 Vice President, Secretary and General Counsel
J. Vincent Mish.........  45 Vice President and President of Financial Services Group
L. Stanley Neely........  49 Vice President
Daniel N. Sebastian.....  52 Vice President
A. Russell Chandler,
III.....................  51 Director
Paul E. Drack...........  67 Director
Stephen A. Furbacher....  76 Director
H. Patrick Mullen.......  48 Director
Richard H. Roberts......  41 Director

  William G. Miller has served as Chairman of the Board and Chief Executive Officer of the Company since April 1994 and spends substantially all of his time on Company matters. He also served as President of the Company from April 1994 to June 1996. Mr. Miller served as Chairman of Miller Group, Inc., from August 1990 through May 1994, as its President from August 1990 to March 1993, and as its Chief Executive Officer from March 1993 until May 1994. Mr. Miller also serves as Chairman of Flow Measurement, Inc. ("Flow Measurement"), a maker of industrial flow meters, and served as its President from February 1987 until April 1994. Mr. Miller beneficially owns 80% of the capital stock of Flow Measurement. Prior to 1987, Mr. Miller served in various management positions for Bendix Corporation, Neptune International Corporation, Wheelabrator-Frye Inc. and The Signal Companies, Inc.

  Jeffrey I. Badgley has served as President and Chief Operating Officer of the Company since June 1996 and as a director since January 1996. In addition, Mr. Badgley is President of Miller Industries Towing Equipment and is responsible for the day to day operations of the towing and recovery equipment business of the Company. Mr. Badgley served as Vice President--Sales of Miller Industries Towing Equipment from 1988 to 1996. Mr. Badgley served for over five years as Vice President--Sales and Marketing of Challenger Wrecker Corporation ("Challenger Wrecker"), a position he held from 1982 until joining Miller Industries Towing Equipment. He served as Vice-President of the Company from April 1994 to June 1996.

  Adam L. Dunayer joined the Company in September 1996 and serves as Vice President, Treasurer and Chief Financial Officer. From 1989 to September 1996, Mr. Dunayer worked in investment banking with Bear, Stearns & Co. Inc., most recently as Vice-President. Mr. Dunayer has a wide range of experience in corporate finance, including equity and debt financings, as well as mergers and acquisitions and general advisory services.

  Frank Madonia has served as Vice President, General Counsel and Secretary of the Company since April 1994. Mr. Madonia served as Secretary and General Counsel to Miller Industries Towing Equipment since its acquisition by Miller Group in 1990. From July 1987 through April 1994, Mr. Madonia served as Vice President, General Counsel and Secretary of Flow Measurement. Prior to 1987, Mr. Madonia served in various legal and management positions for United States Steel Corporation, Neptune International Corporation, Wheelabrator-Frye Inc., The Signal Companies, Inc. and Allied-Signal Inc. In addition, Mr. Madonia is registered to practice before the United States Patent and Trademark Office.

  J. Vincent Mish is a certified public accountant and has served as President of the Financial Services Group since September 1996 and as a Vice President of the Company since April 1994. From April 1994 through September 1996, Mr. Mish served as Chief Financial Officer and Treasurer of the Company. Mr. Mish served as

Vice President and Treasurer of Miller Industries Towing Equipment since its acquisition by Miller Group in 1990 through September 1996. From February 1987 through April 1994, Mr. Mish served as Vice President and Treasurer of Flow Measurement. Mr. Mish worked with Touche Ross & Company (now Deloitte and Touche) for over ten years before serving as Treasurer and Chief Financial Officer of DNE Corporation from 1982 to 1987. Mr. Mish is a member of the American Institute of Certified Public Accountants and the Tennessee, Georgia and Michigan Certified Public Accountant societies.

  L. Stanley Neely has served as Vice President of the Company since April 1994. Mr. Neely served as President and a director of Miller Industries Towing Equipment from December 1992 to May 1994. From July 1987 through April 1990, Mr. Neely served as President of Hersey Measurement Company, a division of Flow Measurement, and from 1990 to 1992 he served in various management positions for Challenger Wrecker Corporation and Miller Industries Towing Equipment.

  Daniel N. Sebastian has served as Vice President of the Company since April 1994. Mr. Sebastian has also served as President of Champion Carrier Corporation ("Champion"), a wholly owned subsidiary of the Company, since July 1993. Mr. Sebastian served as Vice President of SAFEREC, Inc., a towing and recovery distributorship, from 1987 until 1988, at which time he became the operating manager of Champion. Mr. Sebastian has over 20 years of experience in the towing and recovery industry.

  A. Russell Chandler, III has served as a director of the Company since April 1994. He serves on the board of Summit Partners, a venture capital partnership, and is founder and Chairman of Whitehall Group Ltd., a private investment firm based in Atlanta, Georgia. Mr. Chandler served as the Mayor of the Olympic Village for the Atlanta Committee for the Olympic Games from 1990 through August 1996. From 1987 to 1993, he served as Chairman of United Plastic Films, Inc., a manufacturer and distributor of plastic bags. He founded Qualicare, Inc., a hospital management company, in 1972 and served as President and Chief Executive Officer until its sale in 1983. In addition, Mr. Chandler serves on a number of community advisory boards, including the Wharton Graduate Advisory Board and the Georgia Tech Foundation Board of Trustees.

  Stephen A. Furbacher has served as a director of the Company since April 1994 and of Miller Group since January 1993. Since 1986, Mr. Furbacher has been a business consultant and has been involved in various corporate turnarounds and reorganizations. Over the past 25 years Mr. Furbacher has served on the boards of various public companies, including Fleet Financial Group, AMAX Inc., Kennecott Copper Corporation, Amerace Corporation and Bostrom Manufacturing Company. He presently serves on the board of United Film Incorporated.

  Paul E. Drack has served as a director of the Company since April 1994. Mr. Drack retired in December 1993 as President and Chief Operating Officer of AMAX Inc., positions he held since August 1991. From 1985 to 1991, Mr. Drack served in various capacities for operating subsidiaries of AMAX Inc. including Chairman, President and Chief Executive Officer of Alumax Inc. and President of Kawneer Company. He was a director of AMAX Inc. from 1988 to 1993. Prior to its acquisition by another entity in November 1993, AMAX Inc. was a producer of aluminum and manufactured aluminum products with interests in domestic energy and gold production.

  H. Patrick Mullen has served as a director of the Company since April 1994 and of Miller Group since January 1993. Mr. Mullen has served as President of Flow Measurement since April 1994 and as President of Hersey Measurement Company, a division of Flow Measurement, since May 1990. He was Vice President-Sales and Marketing of Flow Measurement from 1987 until May 1990. Prior to 1987, Mr. Mullen served in various management positions for Trackmobile, Inc., Neptune Measurement Company and The Singer Company.

  Richard H. Roberts has served as a director of the Company since April 1994. Mr. Roberts currently serves as Senior Vice President, Secretary and General Counsel of Landair Services, Inc., a position he has held since August, 1994. Mr. Roberts was partner in the law firm of Baker, Worthington, Crossley & Stansberry, counsel to the Company, from January 1991 to August 1994 and prior thereto was an associate of the firm. Mr. Roberts has served as a director of Landair Services, Inc. since May 1995.

  Messrs. Miller, Madonia, and Mish were executive officers of Holmes International in 1991 at the time an involuntary bankruptcy proceeding was filed against it. Such persons resigned their respective positions with Holmes International in 1992. Holmes International was administratively dissolved by the Tennessee Secretary of State in June 1993.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of October 1, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock, (ii) the Company's chief executive officer and four most highly compensated executive officers other than the chief executive officer, (iii) each director of the Company,
(iv) all directors and executive officers of the Company as a group and (v) each Selling Shareholder. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by them.

                                  SHARES                         SHARES TO BE
                               BENEFICIALLY                      BENEFICIALLY
                            OWNED PRIOR TO THE                  OWNED AFTER THE
                                OFFERING(1)           SHARES      OFFERING(1)(2)
                            ------------------------   BEING   -----------------
NAME                          NUMBER       PERCENT    OFFERED   NUMBER   PERCENT
----                        -----------    --------- --------- --------- -------
5% OWNERS, EXECUTIVE
OFFICERS AND DIRECTORS
 William G. Miller(3)......   6,757,126(4)    28.1%  2,000,000 4,757,126  19.0%
 Jeffrey I. Badgley........     121,500(5)       *                           *
 Frank Madonia.............     117,750(6)       *                           *
 J. Vincent Mish...........     117,750(6)       *                           *
 L. Stanley Neely..........     105,000(7)       *                           *
 A. Russell Chandler, III..      65,000(8)       *                           *
 Paul E. Drack.............      35,000(9)       *                           *
 Stephen A. Furbacher......      44,000(9)       *                           *
 H. Patrick Mullen.........      77,000(9)       *                           *
 Richard H. Roberts........      38,000(9)       *                           *
 All directors and
  executive officers as a
  group (12 persons)....... 7,595,880(10)   30.9%
OTHER SELLING SHAREHOLDERS
 Andrew J. Alm(11).........     123,283          *      45,395    77,888     *
 Stephen D. Alm(12)........     123,283          *      45,395    77,888     *
 Norma Alm.................     122,388          *     100,000    22,388     *
 Michael J. Boniface.......      53,668          *      26,000    27,668     *
 Creed C. Byrd.............     114,834          *      20,000    94,834     *
 Michael J. Marinier.......      61,244          *      20,000    41,244     *
 R. Richard Myers..........     137,144          *      60,000    77,144     *
 Carolyn Alm Santos........     128,358          *      48,895    79,463     *

--------
 * Represents less than 1%.
(1) For the purpose of determining "beneficial ownership," the rules of the Securities and Exchange Commission (the "SEC") require that every person who has or shares the power to vote or dispose of shares of stock be reported as a "beneficial owner" of all shares as to which such power exists. As a consequence, many persons may be deemed to be the "beneficial owners" of the same securities. SEC rules also require that certain shares of stock that a beneficial owner has the right to acquire within 60 days of such date pursuant to the exercise of stock options are deemed to be outstanding for the purpose of calculating the percentage ownership of such owner, but are not deemed outstanding for the purpose of calculating the percentage ownership of any other person.

 (2) The Company has granted the Underwriters an over-allotment option to purchase up to 504,852 shares of Common Stock. The Underwriters have agreed that, if such option is exercised by them, such shares may be sold by the Company and/or any of the directors or executive officers designated by the Company.
 (3) Mr. Miller's business address is 900 Circle 75 Parkway, Suite 1250, Atlanta, Georgia 30339.
 (4) Includes 240,150 shares held by the Miller Family Foundation, Inc., a Georgia non-profit corporation of which Mr. Miller is the sole director.
 (5) Includes 76,500 shares which are issuable pursuant to options which are exercisable within 60 days of the date set forth above.
 (6) Includes 72,750 shares which are issuable pursuant to options which are exercisable within 60 days of the date set forth above.
 (7) Includes 60,000 shares which are issuable pursuant to options which are exercisable within 60 days of the date set forth above.
 (8) Includes 9,000 shares held in trust for the benefit of Mr. Chandler's children and 32,000 shares which are issuable pursuant to options which are exercisable within 60 days of the date set forth above.
 (9) Includes 32,000 shares which are issuable pursuant to options which are exercisable within 60 days of the date set forth above.
(10) Includes 511,750 shares which are issuable pursuant to options which are exercisable within 60 days of the date set forth above.
(11) Does not include 5,075 shares of Common Stock held by a Trust established for the benefit of the minor children of Andrew and Sylvia Alm.
(12) Does not include 5,075 shares of Common Stock held by a Trust established for the benefit of the minor children of Stephen and Nadia Alm.

TRANSACTIONS INVOLVING CERTAIN 5% OWNERS, EXECUTIVE OFFICERS OR DIRECTORS

  Reorganization. Pursuant to the reorganization, Miller Group transferred to the Company all of the outstanding capital stock of Century Holdings, Inc. in exchange for 12,315,000 shares of Common Stock and a note in the amount of $3.6 million. At the time of the reorganization, the approximate relative ownership of Miller Group was as follows: Mr. Miller--81%; Century Investors, a group of individual and institutional investors ("Century Investors")--17%; and management of the Company (other than Mr. Miller) collectively--2%. Pursuant to the plan of reorganization, and in dissolution and liquidation of Miller Group, Inc., 12,000,000 shares of Common Stock were distributed to Mr. Miller, 315,000 shares of Common Stock were distributed to the other members of Company management who were shareholders of Miller Group and the note was distributed to Century Investors.

  Redemption of Miller Industries Towing Equipment Preferred Stock. Approximately $3.4 million of the Company's net proceeds from its initial public offering in August 1994 were used to redeem all of the outstanding preferred stock from the Century Investors.

  Challenger Wrecker Distributorship. Prior to its liquidation, Challenger Wrecker, a subsidiary of Miller Group, operated a distributorship in Chicago, Illinois which purchased products from the Company. During fiscal 1993 and fiscal 1994, the Company recognized net sales of approximately $781,000 and $980,000, respectively, from sales to Challenger Wrecker.

  Lombard Settlement. In August 1994, the Company paid $150,000 in settlement of all liabilities under a management agreement between Century Group, which was acquired by Miller Group in 1990, and Lombard Investments, Inc., an affiliate of Century Investors.

  Settlement of Equity Participation Plan. In April 1994 in connection with the settlement of obligations under a 1990 equity participation plan covering senior management, excluding Mr. Miller, Miller Group awarded 11,250 shares of the common stock of Miller Group to each of the following officers of the
Company: Jeffrey I. Badgley, Frank Madonia, J. Vincent Mish, H. Patrick Mullen, L. Stanley Neely and Daniel N. Sebastian. In addition, Century Holdings, Inc., a subsidiary of Miller Group ("Century Holdings"), paid cash awards of $50,000 each to the same persons upon consummation of the Company's initial public offering.

  Tax Note. Effective April 30, 1994, Century Holdings issued an unsecured promissory note (the "Tax Note") in the original principal amount of $1.7 million, payable to Miller Group representing the cumulative amount of the current Federal income taxes which would have been payable by Century Holdings if it had not been a member of the Miller Group consolidated tax reporting group. The Tax Note did not bear interest. In connection with the liquidation of Miller Group, the Tax Note was distributed to Mr. Miller and was repaid from the Company's net proceeds in its initial public offering.

  Equipment Lease. The Company has leased certain manufacturing equipment from Challenger Wrecker under an operating lease agreement. During fiscal year 1993 and the nine months ended April 30, 1994, the Company paid Challenger Wrecker $60,000 and $45,000 in rent under this lease. In connection with the dissolution and liquidation of Challenger Wrecker and Miller Group, the equipment was distributed to Mr. Miller and remained subject to the lease until the Company exercised its right pursuant to the lease to purchase the equipment for $52,800, half of its book value. Prior to purchasing the equipment, the Company paid approximately $12,000 to Mr. Miller under the lease.

  Payments to Flow Measurement, Inc. During fiscal years 1996 and 1995, the Company leased an airplane from Flow Measurement, Inc. on an as needed basis. Aggregate payments made during fiscal 1996 were $75,734 and during fiscal 1995 were $75,544. Mr. Miller owns 80% of the outstanding stock of Flow Measurement, Inc. The Company believes the rates charged for lease of the airplane were below rates the Company could otherwise have obtained from an independent third party.

TRANSACTIONS INVOLVING OTHER SELLING SHAREHOLDERS

  Andrew J. Alm, Norma Alm, Stephen D. Alm, Michael J. Boniface, Creed C. Byrd, Michael J. Marinier, R. Richard Myers, and Carolyn Alm Santos (collectively the "Other Selling Shareholders") each acquired their respective shares of Common Stock as a result of an acquisition by the Company of a closely held company of which they were a shareholder. The aggregate consideration received by each of the Other Selling Shareholders in the acquisition of their respective businesses by the Company was the number of shares of Common Stock shown in the above table as beneficially owned by them prior to the Offering. In connection with such acquisitions, the Other Selling Shareholders (other than Mr. Boniface) were also granted certain registration rights with respect to their shares of Common Stock. Unless otherwise indicated below, none of the Other Selling Shareholders have a position, office or other material relationship with the Company.

  In connection with these acquisitions, certain of the Other Selling Shareholders entered into employment agreements with subsidiaries of the Company, as described below:

  Andrew J. Alm. Mr. A. Alm has entered into a three-year employment agreement with a subsidiary of the Company. Under the agreement, Mr. A. Alm is entitled to an annual salary of $90,000 and options for 5,000 shares of Common Stock to be issued under the Company's Stock Option and Incentive Plan.

  Stephen D. Alm. Mr. S. Alm has entered into a three-year employment agreement with a subsidiary of the Company. Under the agreement, Mr. S. Alm is entitled to an annual salary of $90,000 and options for 5,000 shares of Common Stock to be issued under the Company's Stock Option and Incentive Plan.

  Michael J. Boniface. Mr. Boniface has entered into a three-year employment agreement with a subsidiary of the Company. Under the agreement, Mr. Boniface is entitled to an annual salary of (Pounds)50,000 and an annual bonus of (Pounds)25,000 if certain performance criteria are met, and was granted options for 10,000 shares of Common Stock under the Company's Stock Option and Incentive Plan. In addition, the Company is obligated to make additional payments to Mr. Boniface of up to (Pounds)378,000 in cash or shares of Common Stock, based on the pre-tax earnings of Boniface during the three years after the closing of the acquisition.

  Michael J. Marinier. Mr. Marinier has entered into a five-year employment agreement with a subsidiary of the Company. Under the agreement, Mr. Marinier is entitled to an annual salary of $120,000, an annual bonus of up to $60,000 based on his performance, and options for 10,000 shares of Common Stock to be issued under the Company's Stock Option and Incentive Plan.

  R. Richard Myers. Mr. Myers has entered into a three-year employment agreement with a subsidiary of the Company. Under the agreement, Mr. Myers is entitled to $60,000 salary for the first year, $50,000 salary for the second year and $40,000 salary for the third year of the agreement, as well as options for 5,000 shares of Common Stock to be issued under the Company's Stock Option and Incentive Plan.

  Carolyn Alm Santos. Mrs. Santos has entered into a three-year employment agreement with a subsidiary of the Company. Under the agreement, Mrs. Santos is entitled to an annual salary of $30,000.

                                 UNDERWRITING

  Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below acting through Bear, Stearns & Co. Inc., J.C. Bradford & Co., Montgomery Securities and The Robinson-Humphrey Company, Inc., representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth below opposite their respective names:

       NAME OF UNDERWRITER                                      NUMBER OF SHARES
       -------------------                                      ----------------
       Bear, Stearns & Co. Inc.................................
       J. C. Bradford & Co.....................................
       Montgomery Securities...................................
       The Robinson-Humphrey Company, Inc......................

                                                                   ---------
           Total...............................................    3,365,685
                                                                   =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $   per share. The
Underwriters may allow and such dealers may reallow a concession not in excess
of $    per share to certain other dealers. After the public offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of the effectiveness of the Offering, to purchase up to an aggregate of 504,852 additional shares of Common Stock to cover over-allotments. The Underwriters have agreed that, if such option is exercised by them, such shares may be sold by the Company and/or any of the directors or executive officers designated by the Company. To the extent the Underwriters exercise the option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 3,365,685 shares of Common Stock offered hereby. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the 3,365,685 shares are being offered.

  The Company, its executive officers and directors, and the Selling Shareholders have agreed not to offer, sell, transfer, assign or otherwise dispose of any of the Common Stock owned by them prior to the expiration of 90 days from the date of this Prospectus, without the prior written consent of the Representatives. After such 90 day period, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock which they hold subject to the provisions of applicable securities laws.

  The Underwriting Agreement provides that the Company and, to a limited extent, the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Kilpatrick & Cody, L.L.P., Atlanta, Georgia. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Waller Lansden Dortch & Davis, a Professional Limited Liability Company, Nashville, Tennessee.

                                    EXPERTS

  The Consolidated Financial Statements of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent certified public accountants, and are included or incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

  The Combined Financial Statements of Vulcan International, Inc. and affiliates incorporated by reference herein have been audited by Haddox Reid Burkes & Calhoun PLLC, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the year ended April 30, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996; (iii) the description of the Company's capital stock contained in the Company's Registration of Securities on Form 8-A filed pursuant to the Exchange Act, Commission file number 1-14124; and (iv) the Company's Current Report on Form 8-K filed on September 17, 1996, as amended by Form 8-K/A filed October 15, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered in the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to herein are not necessarily complete. With respect to each such contract, agreement, or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements, and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13 the Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the Commission at http://www.sec.gov. The Common Stock is listed on the NYSE, and such reports, proxy statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any and all the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to:
Corporate Secretary, Miller Industries, Inc., 900 Circle 75 Parkway, Suite 1250, Atlanta, Georgia 30339, telephone number (770) 988-0797.

                    MILLER INDUSTRIES, INC. AND SUBSIDIARIES

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Certified Public Accountants.......................  F-1
Supplemental Consolidated Balance Sheets as of April 30, 1995 and 1996,
 and July 31, 1996 (Unaudited)...........................................  F-2
Supplemental Consolidated Statements of Income for the Nine Months Ended
 April 30, 1994, the Years Ended April 30, 1995 and 1996, and the Three
 Months Ended July 31, 1995 and 1996 (Unaudited).........................  F-3
Supplemental Consolidated Statements of Shareholders' Equity (Deficit)
 for the Nine Months Ended April 30, 1994, the Years Ended April 30, 1995
 and 1996, and the Three Months Ended July 31, 1996 (Unaudited)..........  F-4
Supplemental Consolidated Statements of Cash Flows for the Nine Months
 Ended April 30, 1994, the Years Ended April 30, 1995 and 1996, and the
 Three months Ended July 31, 1995 and 1996 (Unaudited)...................  F-5
Notes to Supplemental Consolidated Financial Statements..................  F-6

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Miller Industries, Inc.:

  We have audited the accompanying supplemental consolidated balance sheets of MILLER INDUSTRIES, INC. (a Tennessee corporation) AND SUBSIDIARIES as of April 30, 1995 and 1996, and the related supplemental consolidated statements of income, shareholders' equity and cash flows for the nine months ended April 30, 1994, and the years ended April 30, 1995 and 1996. The supplemental consolidated financial statements give retroactive effect to the mergers with the Pooled Entities described in Note 1 to the supplemental consolidated financial statements. These transactions have been accounted for as poolings of interests. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

  We did not audit the combined financial statements of Vulcan International, Inc. as of and for the year ended April 30, 1996, included in the supplemental consolidated financial statements of Miller Industries, Inc. and subsidiaries, which statements reflect total assets and net sales constituting 10.9 percent and 13.6 percent, respectively, in 1996, of the related supplemental consolidated totals. These statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Vulcan International, Inc., is based solely upon the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based upon our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Miller Industries, Inc. and subsidiaries as of April 30, 1995 and 1996, and the results of their operations and their cash flows for the nine months ended April 30, 1994, and the years ended April 30, 1995 and 1996, after giving retroactive effect to the mergers with the Pooled Entities as described in Note 1 to the supplemental consolidated financial statements, all in conformity with generally accepted accounting principles.

  As discussed in Note 9 to the supplemental consolidated financial statements, effective August 1, 1993 the Company changed its method of accounting for income taxes.

                                          ARTHUR ANDERSEN LLP

Chattanooga, Tennessee
 October 12, 1996

                    MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                APRIL 30, APRIL 30,   JULY 31,
                                                  1995      1996        1996
                                                --------- ---------  -----------
                                                                     (UNAUDITED)
                    ASSETS
CURRENT ASSETS:
  Cash and temporary investments...............  $ 2,972  $ 24,592    $ 21,013
  Accounts receivable, net of allowance for
   doubtful accounts of $537, $1,058 and $1,064
   in 1995, 1996 and at July 31, 1996,
   respectively................................   21,312    31,750      33,509
  Inventories..................................   21,400    32,428      33,474
  Deferred income tax benefit..................    1,252     1,338       1,279
  Prepaid expenses and other...................      384     1,095       1,510
                                                 -------  --------    --------
    Total current assets.......................   47,320    91,203      90,785
PROPERTY, PLANT, AND EQUIPMENT, net............    7,063    16,555      16,668
GOODWILL, net..................................    3,536     5,071       5,035
PATENTS, TRADEMARKS, AND OTHER PURCHASED PROD-
 UCT RIGHTS, net...............................      984       926         938
OTHER ASSETS...................................       86       250         261
                                                 -------  --------    --------
                                                 $58,989  $114,005    $113,687
                                                 =======  ========    ========
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt............  $   987  $  1,101    $    565
  Lines of credit..............................    1,564     1,143       1,036
  Accounts payable.............................   19,710    27,427      25,223
  Accrued liabilities and other................    5,970     9,636       9,105
                                                 -------  --------    --------
    Total current liabilities..................   28,231    39,307      35,929
                                                 -------  --------    --------
LONG-TERM OBLIGATIONS, less current portion....    1,111     5,865       6,318
                                                 -------  --------    --------
DEFERRED INCOME TAXES..........................      425       870         870
                                                 -------  --------    --------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)..
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000
   shares authorized, none issued or
   outstanding ................................      --        --          --
  Common stock, $.01 par value; 100,000,000
   shares authorized; 20,177,726, 23,848,522
   and 23,855,728 shares issued and outstanding
   at 1995, 1996, and at July 31, 1996, respec-
   tively......................................       72       238         238
  Additional paid in capital...................   24,147    54,859      54,873
  Retained earnings............................    5,003    12,883      15,512
  Cumulative translation adjustment............      --        (17)        (53)
                                                 -------  --------    --------
    Total stockholders' equity.................   29,222    67,963      70,570
                                                 -------  --------    --------
                                                 $58,989  $114,005    $113,687
                                                 =======  ========    ========

 The accompanying notes are an integral part of these supplemental consolidated balance sheets.

                    MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  THREE MONTHS
                           NINE MONTHS   YEAR ENDED APRIL 30,    ENDED JULY 31,
                              ENDED      ----------------------  ----------------
                          APRIL 30, 1994    1995        1996      1995     1996
                          -------------- ----------  ----------  -------  -------
                                                                   (UNAUDITED)
NET SALES...............     $65,718     $  125,899  $  163,810  $37,080  $49,339
COST OF SALES...........      52,252        103,547     136,367   31,354   41,105
                             -------     ----------  ----------  -------  -------
GROSS PROFIT............      13,466         22,352      27,443    5,726    8,234
OPERATING EXPENSES:
  Selling...............       4,026          7,110       8,037    1,808    2,590
  General and adminis-
   trative..............       4,831          5,664       6,575    1,424    1,690
                             -------     ----------  ----------  -------  -------
INCOME FROM OPERATIONS..       4,609          9,578      12,831    2,494    3,954
INTEREST INCOME (EX-
 PENSE), net............        (229)          (228)        (31)    (117)     210
OTHER INCOME (EXPENSE),
 net....................          (8)           438         (53)      25       (4)
                             -------     ----------  ----------  -------  -------
INCOME BEFORE INCOME
 TAXES, EXTRAORDINARY
 GAIN AND CUMULATIVE
 EFFECT OF ACCOUNTING
 CHANGE.................       4,372          9,788      12,747    2,402    4,160
PROVISION FOR INCOME
 TAXES..................      (1,512)        (3,563)     (4,692)    (928)  (1,531)
                             -------     ----------  ----------  -------  -------
INCOME BEFORE
 EXTRAORDINARY GAIN AND
 CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE......       2,860          6,225       8,055    1,474    2,629
EXTRAORDINARY GAIN ON
 DEBT RETIREMENT (LESS
 APPLICABLE INCOME TAXES
 OF $26 IN 1994 AND $175
 IN 1995)...............       1,143            288         --       --       --
CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 FOR INCOME TAXES.......         781            --          --       --       --
                             -------     ----------  ----------  -------  -------
NET INCOME..............       4,784          6,513       8,055    1,474    2,629
PREFERRED STOCK DIVI-
 DENDS..................         (38)           --          --       --       --
                             -------     ----------  ----------  -------  -------
NET INCOME AVAILABLE FOR
 COMMON SHAREHOLDERS....     $ 4,746     $    6,513  $    8,055  $ 1,474  $ 2,629
                             =======     ==========  ==========  =======  =======
NET INCOME PER COMMON
 SHARE:
  Before extraordinary
   gain and cumulative
   effect of accounting
   change...............     $  0.22     $     0.33  $     0.37  $  0.07  $  0.11
  Extraordinary gain on
   debt retirement......        0.08           0.02         --       --       --
  Cumulative effect of
   change in accounting
   for income taxes.....        0.06            --          --       --       --
                             -------     ----------  ----------  -------  -------
                             $  0.36     $     0.35  $     0.37  $  0.07  $  0.11
                             =======     ==========  ==========  =======  =======
WEIGHTED AVERAGE NUMBER
 OF COMMON AND COMMON
 EQUIVALENT SHARES
 OUTSTANDING............      13,021         18,592      21,708   20,689   24,127
                             =======     ==========  ==========  =======  =======

 The accompanying notes are an integral part of these supplemental consolidated statements.

                    MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED STATEMENTS OF
                         SHAREHOLDERS' EQUITY (DEFICIT)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                RETAINED
                                   ADDITIONAL   EARNINGS    CUMULATIVE
                            COMMON  PAID-IN   (ACCUMULATED (TRANSLATION
                            STOCK   CAPITAL     DEFICIT)   ADJUSTMENT)   TOTAL
                            ------ ---------- ------------ ------------ -------
BALANCE, July 31, 1993....   $100   $   480     $(2,046)       $--      $(1,466)
  Adjustments for Pooled
   Entities...............      7       154        (995)        --         (834)
                             ----   -------     -------        ----     -------
BALANCE, July 31, 1993, as
 restated.................    107       634      (3,041)        --       (2,300)
  Issuance of management
   shares by MGI..........    --        574         --          --          574
  Effect of the Reorgani-
   zation (Note 1):
    Exchange of common
     stock................    (59)       59         --          --          --
    Issuance of Reorgani-
     zation Note .........    --        --       (3,600)        --       (3,600)
  Accrued dividends on
   preferred stock, net...    --        --          (38)        --          (38)
  Contribution of capital
   from Pooled Entities...    --        --          584         --          584
  Net income..............    --        --        4,784         --        4,784
                             ----   -------     -------        ----     -------
BALANCE, April 30, 1994...     48     1,267      (1,311)        --            4
  Issuance of 7,156,876
   common shares through a
   public offering........     24    22,186         --          --       22,210
  Unamortized
   restructuring credit
   from redemption of
   preferred stock........    --        694         --          --          694
  Distributions to former
   shareholders of Pooled
   Entities...............    --        --         (199)        --         (199)
  Net income..............    --        --        6,513         --        6,513
                             ----   -------     -------        ----     -------
BALANCE, April 30, 1995...     72    24,147       5,003         --       29,222
  Issuance of 3,600,000
   common shares through a
   public offering........     12    30,166         --          --       30,178
  Issuance of 53,668
   shares in purchase of
   Boniface Engineering...    --        615         --          --          615
  Exercise of stock op-
   tions..................    --         37         --          --           37
  Other stock issuance....    --         48         --          --           48
  Three-for-two stock
   split..................     38       (38)        --          --          --
  Distributions to former
   shareholders of Pooled
   Entities...............    --        --         (175)        --         (175)
  Two-for-one stock split.    116      (116)        --          --          --
  Net income..............    --        --        8,055         --        8,055
  Net translation adjust-
   ments..................    --        --          --          (17)        (17)
                             ----   -------     -------        ----     -------
BALANCE, April 30, 1996...    238    54,859      12,883         (17)     67,963
  Net income..............    --        --        2,629         --        2,629
  Exercise of stock op-
   tions..................    --         14         --          --           14
  Net translation adjust-
   ments..................    --        --          --          (36)        (36)
                             ----   -------     -------        ----     -------
BALANCE, July 31, 1996
 (unaudited)..............   $238   $54,873     $15,512        $(53)    $70,570
                             ====   =======     =======        ====     =======

 The accompanying notes are an integral part of these supplemental consolidated statements.

                    MILLER INDUSTRIES, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  THREE MONTHS
                           NINE MONTHS   YEAR ENDED APRIL 30,    ENDED JULY 31,
                              ENDED      ----------------------  ----------------
                          APRIL 30, 1994    1995        1996      1995     1996
                          -------------- ----------  ----------  -------  -------
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
 Net income.............     $ 4,784     $    6,513  $    8,055  $ 1,474  $ 2,629
 Adjustments to recon-
  cile net income to net
  cash provided by (used
  in) operating activi-
  ties:
   Depreciation and am-
    ortization..........         531            781       1,226      252      284
   Gain on sales and
    disposals of
    property, plant, and
    equipment...........         --             --          (29)     --       --
   Extraordinary gain...      (1,143)          (288)        --       --       --
   Cumulative effect of
    accounting change...        (781)           --          --       --       --
   Deferred income tax-
    es..................         191            140         373      (43)      59
   Changes in operating
    assets and liabili-
    ties:
    Accounts receivable.      (4,947)        (9,841)     (8,950)   1,500     (713)
    Inventories.........      (3,149)        (9,190)     (6,820)    (652)  (1,046)
    Prepaid expenses and
     other..............          25           (145)       (398)      94     (415)
    Accounts payable....       5,059          9,546       5,810   (2,632)  (3,250)
    Accrued liabilities.        (933)         1,087         557      (60)    (531)
    Other assets........          23             (5)         33       17      (11)
    Income taxes payable
     to MGI (Note 9)....       1,115         (1,736)        --       --       --
                             -------     ----------  ----------  -------  -------
     Total adjustments..      (4,009)        (9,651)     (8,198)  (1,524)  (5,623)
                             -------     ----------  ----------  -------  -------
     Net cash provided
      by (used in)
      operating
      activities........         775         (3,138)       (143)     (50)  (2,994)
                             -------     ----------  ----------  -------  -------
INVESTING ACTIVITIES:
 Purchases of property,
  plant, and equipment..        (606)        (2,100)     (7,246)  (1,139)    (373)
 Proceeds from sales of
  property, plant, and
  equipment.............         --             --          111      --       --
 Proceeds from notes re-
  ceivable..............          35             39         --       --       --
 Purchases of subsidiar-
  ies, net of cash ac-
  quired................         --             --       (3,567)     --       --
 Other..................         (22)          (165)        (91)     --       --
                             -------     ----------  ----------  -------  -------
     Net cash used in
      investing activi-
      ties..............        (593)        (2,226)    (10,793)  (1,139)    (373)
                             -------     ----------  ----------  -------  -------
FINANCING ACTIVITIES:
 Proceeds from issuance
  of common stock.......         --          22,210      30,178      --       --
 Proceeds from exercise
  of options............         --             --           37        1       14
 Contributions of capi-
  tal by pooled enti-
  ties..................         584            --          --       --       --
 Net (payments)
  borrowings under line
  of credit.............         --           1,564        (522)      79     (107)
 Proceeds from long-term
  debt..................         903            275       3,895      --        80
 Payments on long-term
  debt..................        (841)       (12,706)       (891)    (270)    (163)
 Redemption of preferred
  stock.................         --          (3,400)        --       --       --
 Distributions to former
  shareholders of Pooled
  Entities..............         --            (199)       (175)      (2)     --
 Settlement of obliga-
  tion to affiliate.....         --            (236)        --       --       --
 Other..................         --             --           36      --       --
                             -------     ----------  ----------  -------  -------
     Net cash provided
      by (used in)
      financing
      activities........         646          7,508      32,558     (192)    (176)
                             -------     ----------  ----------  -------  -------
NET INCREASE (DECREASE)
 IN CASH................         828          2,144      21,622   (1,381)  (3,543)
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH........         --             --           (2)     --       (36)
CASH, beginning of peri-
 od.....................         --             828       2,972    2,972   24,592
                             -------     ----------  ----------  -------  -------
CASH, end of period.....     $   828     $    2,972  $   24,592  $ 1,591  $21,013
                             =======     ==========  ==========  =======  =======
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
   Cash payments for in-
    terest..............     $   458     $      246  $      252  $    92  $   170
                             =======     ==========  ==========  =======  =======
   Cash payments for in-
    come taxes..........     $    45     $    2,854  $    4,548  $   797  $ 1,520
                             =======     ==========  ==========  =======  =======
   New equipment under
    capital lease
    financing...........     $   --      $      241  $       51  $   --   $   --
                             =======     ==========  ==========  =======  =======

 The accompanying notes are an integral part of these supplemental consolidated statements.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

  Miller Industries, Inc. ("Miller Industries") was formed on April 28, 1994 in connection with a reorganization effective April 30, 1994 (the "Reorganization"). In the Reorganization all 100 shares of the no par value common stock of Century Holdings, Inc. ("Century Holdings"), a manufacturer of towing and recovery equipment, were transferred to Miller Industries by Miller Group, Inc. ("MGI") in exchange for 12,315,000 shares of Miller Industries' $.01 par value common stock and a $3,600,000 promissory note (the "Reorganization Note"). The assets received by MGI in the Reorganization were distributed as follows: (1) 12,000,000 shares of common stock to an officer,
(2) 315,000 shares of common stock to certain members of management, and (3) the Reorganization Note to certain former minority shareholders of MGI. The Reorganization required the complete liquidation and dissolution of MGI. The issuance of the Reorganization Note to the former minority shareholders of MGI was in exchange for their 17.5% common stock ownership interest in MGI. The issuance of the Reorganization Note resulted in a $3,600,000 charge to accumulated deficit. As a result of the Reorganization, Century Holdings became a wholly-owned subsidiary of Miller Industries. The Reorganization was accounted for in a manner similar to a pooling of interests.

SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

  The accompanying supplemental consolidated financial statements include the financial position and results of operations of B&B Associated Industries, Inc. ("B&B") and Mid-America Wrecker and Equipment Sales, Inc. of Colorado ("Mid-America"), with which Miller Industries merged in July 1996. These transactions were accounted for under the pooling-of-interests method of accounting and, accordingly, Miller Industries' consolidated financial statements have been previously restated as if Miller Industries, B&B, and Mid-America had operated as one entity since inception. See Note 3, Business Combinations, for further discussion of these transactions.

  The accompanying supplemental consolidated financial statements give retroactive effect to the September 1996 merger with Vulcan International, Inc. ("Vulcan") and a related company that owned the land and a manufacturing facility where Vulcan operations are located. This transaction was accounted for under the pooling-of-interests method of accounting. See Note 3, Business Combinations, for further discussion of this transaction. Vulcan, B&B, and Mid-America are collectively referred to as the "Pooled Entities." Miller Industries and its wholly-owned subsidiaries, including the Pooled Entities, are hereinafter collectively referred to as the "Company."

NATURE OF OPERATIONS

  The Company is a manufacturer and distributor of vehicle towing and recovery equipment which is installed on truck chassis. The principal markets for the towing and recovery equipment are independent distributors of towing and recovery equipment located primarily throughout the United States, Canada, Europe, Japan, Taiwan, Hong Kong, China, and the Middle East. The Company's products are marketed under the brand names of Century, Challenger, Holmes, Champion, Eagle, Jige, Boniface, and Vulcan. The truck chassis are either purchased by the Company or provided by customers. Sales of Company-purchased chassis represent approximately 12.9%, 20.6%, and 26.7% of net sales in 1994, 1995, and 1996, respectively.

PUBLIC OFFERINGS OF COMMON STOCK

  On August 9, 1994, the Company completed an initial public offering of 7,156,876 shares of its common stock at $3.50 per share (the "Offering"). The net proceeds of the Offering were used to repay long-term debt, redeem the cumulative preferred stock of a wholly-owned subsidiary, increase working capital, provide funds for capital additions, and for other general corporate purposes (Notes 4 and 9).

  On January 31, 1996, the Company completed a public offering of 3,600,000 shares of previously unissued common stock at $9.17 per share. The net proceeds were used to repay debt, including the debt incurred in the acquisition of S.A. Jige Lohr Wreckers (Note 3), increase working capital, provide funds for capital additions, and for other general corporate purposes.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR-END

  In connection with the Reorganization, the Company adopted an April 30 year-end. The nine months ended April 30, 1994 will be referred to herein as "1994".

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

  The accompanying supplemental consolidated financial statements include the accounts of Miller Industries, Inc. and its wholly-owned subsidiaries, including the Pooled Entities. All significant intercompany transactions and balances have been eliminated in consolidation.

  In the opinion of management, the unaudited supplemental consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company at July 31, 1996, and the consolidated results of its operations and cash flows for the three months ended July 31, 1995 and 1996.

CASH AND TEMPORARY INVESTMENTS

  Cash and temporary investments include all cash and cash equivalent investments with original maturities of three months or less, primarily consisting of repurchase agreements.

INVENTORIES

  Inventory costs include materials, labor, and factory overhead. Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventories at April 30, 1995 and 1996 and July 31, 1996 consisted of the following categories (in thousands):

                                                        APRIL 30,
                                                     ---------------  JULY 31,
                                                      1995    1996      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
Chassis............................................. $ 5,756 $ 7,188   $ 8,238
Raw materials.......................................   6,321  11,505    11,477
Work in process.....................................   4,408   7,155     6,136
Finished goods......................................   4,915   6,580     7,623
                                                     ------- -------   -------
                                                     $21,400 $32,428   $33,474
                                                     ======= =======   =======

PROPERTY, PLANT, AND EQUIPMENT

  Property, plant, and equipment are recorded at cost. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes. Estimated useful lives range from 20 to 39 years for buildings and improvements and 5 to 10 years for machinery and equipment, and furniture, fixtures, and vehicles. Expenditures for maintenance and repairs are charged to expense as incurred.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

  The property, plant, and equipment balances at April 30, 1995 and 1996 consisted of the following (in thousands):

                                                                1995     1996
                                                               -------  -------
      Land.................................................... $   307  $ 1,356
      Buildings and improvements..............................   4,005   10,817
      Machinery and equipment.................................   4,089    5,700
      Furniture, fixtures, and vehicles.......................     883    1,823
      Construction in progress................................     787      781
                                                               -------  -------
                                                                10,071   20,477
      Less accumulated depreciation...........................  (3,008)  (3,922)
                                                               -------  -------
        Property, plant, and equipment, net................... $ 7,063  $16,555
                                                               =======  =======

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121 ("SFAS 121") on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. SFAS 121 also establishes accounting standards for the disposal of long-lived assets and certain identifiable intangibles. The Company adopted SFAS 121 effective May 1, 1996. The adoption of SFAS 121 did not have a significant impact on the Company's consolidated financial position and results of operations.

NET INCOME PER COMMON SHARE

  Net income per common share is calculated using the weighted average number of common and common equivalent shares outstanding. Net income per common share for 1994 gives retroactive effect to the 12,315,000 shares issued in connection with the Reorganization.

  In April 1996, the Company effected a three-for-two common stock split in the form of a stock dividend. In September 1996, the Company effected a two-for-one common stock split in the form of a stock dividend. The Company's par value of $.01 per share remained unchanged for each stock split. As a result, $38,000 and $116,000, respectively, was transferred from additional paid-in capital to common stock. All historical share and per share amounts have been retroactively restated to reflect the common stock splits.

GOODWILL

  Goodwill is being amortized on a straight-line basis over 40 years. The Company continually evaluates whether later events and circumstances have occurred which would indicate that the goodwill is not recoverable. Accumulated amortization of goodwill was $477,000 and $578,000 at April 30, 1995 and 1996, respectively. Amortization expense for 1994, 1995, and 1996 was $75,000, $100,000, and $101,000, respectively.

PATENTS, TRADEMARKS, AND OTHER PURCHASED PRODUCT RIGHTS

  The cost of acquired patents, trademarks, and other purchased product rights are capitalized and amortized using the straight-line method over 20 years. Total accumulated amortization of these assets at April 30, 1995 and 1996 was $178,000 and $251,000, respectively. Amortization expense for 1994, 1995, and 1996 was $53,000, $64,000, and $73,000, respectively.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

ACCRUED LIABILITIES AND OTHER

  Accrued liabilities and other consisted of the following at April 30, 1995 and 1996 (in thousands):

                                                                   1995   1996
                                                                  ------ ------
      Accrued wages, commissions, bonuses, and benefits.......... $1,333 $2,326
      Accrued income taxes.......................................  2,360  2,073
      Other......................................................  2,277  5,237
                                                                  ------ ------
                                                                  $5,970 $9,636
                                                                  ====== ======

PRODUCT WARRANTY

  The Company provides a one-year limited product and service warranty on its products. The Company provides for the estimated cost of this warranty at the time of sale. Warranty expense for 1994, 1995, and 1996 was $505,000, $941,000, and $618,000, respectively.

CREDIT RISK

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company's trade receivables are primarily from independent distributors of towing and recovery equipment and such receivables are generally not collateralized. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

REVENUE RECOGNITION

  Sales are recorded by the Company when equipment is shipped to independent distributors or other customers.

3. BUSINESS COMBINATIONS

  In January 1996, the Company purchased all of the outstanding capital stock of S.A. Jige Lohr Wreckers ("Jige Lohr"), a French manufacturer of towing and recovery equipment, at a total cash purchase price of approximately $2,950,000.

  In April 1996, the Company purchased all of the outstanding capital stock of Boniface Engineering ("Boniface"), an English manufacturer of towing and recovery equipment, at a total purchase price of $1,691,000. The purchase price consisted of $1,076,000 in cash and $615,000 (53,668 shares) of newly issued common stock.

  The acquisitions of Jige Lohr and Boniface have been accounted for under the purchase method of accounting. Accordingly, the operating results of Jige Lohr and Boniface have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the aggregate purchase price over the fair value of net assets acquired of $1,641,000 has been recognized as a component of goodwill in the accompanying supplemental consolidated balance sheet at April 30, 1996. The impact of the acquisitions on consolidated pro forma net income and earnings per share, as if the acquisitions had taken place at the beginning of fiscal 1995, was not significant for 1995 and 1996.

  In July 1996, Miller Industries issued 198,388 shares of its common stock in exchange for all of the outstanding common stock of B&B and Mid America, distributors of towing and recovery equipment.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

  In September 1996, Miller issued 507,462 shares of its common stock in exchange for all of the outstanding common stock of Vulcan, a Mississippi manufacturer of towing and recovery equipment, a note payable to a former common shareholder of Vulcan and interests in a related company that owned the land and a manufacturing facility where Vulcan's operations are located.

  The mergers with B&B, Mid America and Vulcan were accounted for under the pooling-of-interests method of accounting and, accordingly, the accompanying supplemental consolidated financial statements have been retroactively adjusted as if Miller Industries and the Pooled Entities had operated as one entity since inception. These supplemental consolidated financial statements will be substantially the same as the restated statements that will be issued after the post-merger operating results have been published.

  Results of operations of Miller Industries and the Pooled Entities for 1994, 1995, and 1996 are as follows (in thousands):

                                                           YEAR ENDED APRIL
                                                                  30,
                                                           ------------------
                                               NINE MONTHS
                                                  ENDED
                                                APRIL 30,
                                                  1994       1995      1996
                                               ----------- --------  --------
   Net sales:
     Miller Industries........................   $45,873   $ 94,722  $125,706
     Pooled Entities..........................    20,639     32,421    40,883
     Adjustment--elimination of intercompany
      sales...................................      (794)    (1,244)   (2,779)
                                                 -------   --------  --------
     Combined.................................    65,718    125,899   163,810
                                                 -------   --------  --------
   Net income before extraordinary gain and
    cumulative effect of accounting change:
     Miller Industries........................     2,022      5,406     7,793
     Pooled Entities..........................       838        819       262
                                                 -------   --------  --------
     Combined.................................     2,860      6,225     8,055
                                                 -------   --------  --------
   Net income:
     Miller Industries........................     2,401      5,694     7,793
     Pooled Entities..........................     2,383        819       262
                                                 -------   --------  --------
     Combined.................................   $ 4,784   $  6,513  $  8,055
                                                 =======   ========  ========

  In August and September 1996, the Company purchased two distributors of towing and recovery equipment at a total purchase price of $2,500,000 by issuing a total of 177,580 shares of its common stock in exchange for all of the outstanding common stock of these distributors. These acquisitions have been accounted for using the purchase method of accounting and, on a combined basis, generated approximately $1,687,000 of goodwill which will be amortized on a straight-line basis over 40 years. The pro forma impact of these acquisitions on consolidated financial position, net income and earnings per share is not significant.

4. GAIN ON EARLY RETIREMENT OF DEBT AND PREFERRED STOCK REDEMPTION

  Upon consummation of the initial public offering, the Company retired certain debt obligations, including previously restructured long-term debt, which resulted in a gain of $288,000. Such amount is reflected as an extraordinary gain in the accompanying supplemental consolidated statement of income for 1995.

  Additionally, upon consummation of the initial public offering, the Company redeemed its cumulative redeemable preferred stock for $3,400,000 resulting in a gain of $694,000 which is reflected as a credit to paid-in capital in 1995.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

  On July 16, 1991, Vulcan filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. In August 1993, Vulcan was released from bankruptcy under Chapter 11 of the Bankruptcy Code and recognized a gain on the forgiveness of indebtedness of $1,143,000 due to settling certain claims with creditors. This gain has been recorded as an extraordinary item in the accompanying supplemental consolidated statement of income for 1994.

5. LONG-TERM OBLIGATIONS AND LINES OF CREDIT

  Long-term obligations consisted of the following at April 30, 1995 and 1996 (in thousands):

                                                                 1995    1996
                                                                ------  -------
     Mortgage notes payable, interest at rates from 3.0% to
      6.88%, payable in monthly installments, maturing 2003 to
      2011....................................................  $  --   $ 2,510
     Notes payable to banks, interest at rates from 7.23% to
      9.75%, payable in monthly installments, maturing 1997 to
      2005....................................................     --       841
     Notes payable, interest at 8.0%, payable in monthly in-
      stallments through 2000.................................     497      390
     Mortgage note payable, interest at LIBOR plus 2.5%,
      payable in monthly installments through 2002............     --       139
     Notes payable from Pooled Entities repaid subsequent to
      year end................................................      64    1,601
     Other notes payable......................................   1,537    1,485
                                                                ------  -------
                                                                 2,098    6,966
     Less current portion.....................................    (987)  (1,101)
                                                                ------  -------
                                                                $1,111  $ 5,865
                                                                ======  =======

  The aggregate future maturities of long-term obligations (excluding future cash outflows for interest) outstanding at April 30, 1996 are as follows (in thousands):

        YEAR ENDING
         APRIL 30,
        -----------
         1997................................................ $1,101
         1998................................................    958
         1999................................................    813
         2000................................................    634
         2001................................................    512
        Thereafter...........................................  2,948
                                                              ------
                                                              $6,966
                                                              ======

  Certain equipment and manufacturing facilities are pledged as collateral under the mortgage notes payable. Notes payable to banks are secured by life insurance policies on a member of management.

LINES OF CREDIT

  At April 30, 1996, the Company had an unsecured revolving credit facility of $25,000,000 and secured credit facilities totaling $1,748,000 (the "Revolvers") for working capital and other general corporate purposes. Borrowings under the Revolvers bear interest at rates ranging from LIBOR plus 1.5%, (6.22% at April 30, 1996) to the prime rate plus 1.0% (9.25% at April 30, 1996) and includes a commitment fee on the daily unused balance. The weighted average interest rate for borrowings outstanding under the Revolvers during 1996 was approximately 8.4%. Interest is payable monthly and the Revolvers are renewable on an annual basis. Total borrowings outstanding under the Revolvers were $1,143,000 at April 30, 1996.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

  The terms of the Revolvers require the Company, among other things, to maintain minimum amounts of working capital, net worth, ratio of net worth to liabilities, debt coverage, and quarterly profits, to limit the amount of capital expenditures, and to limit the payment of any dividends in the event of noncompliance with the terms of the Revolvers.

6. STOCK OPTIONS

  The Company maintains a stock option plan under which incentive stock options, as well as nonqualified options and other stock-based awards may be granted to officers, employees, and directors. A total of 6,000,000 common shares have been reserved for issuance under the plan subject to certain limitations, as defined. No options may be exercisable for a year from the date of grant, and the Compensation Committee of the Board of Directors may determine when and in what amounts options thereafter become exercisable. The Company also adopted a stock option plan providing for the granting of options to purchase shares of common stock to each non-employee director. A total of 600,000 common shares have been reserved for issuance under the plan. Stock options issued under the plans provide for the purchase of common stock at the fair market value of the stock at the date of grant. The following summarizes the stock option transactions under the stock option plans for 1995 and 1996 and the three months ended July 31, 1996:

                                                                    OPTION PRICE
                                                          SHARES     PER SHARE
                                                         ---------  ------------
      Options outstanding, April 30, 1994...............       --   $        --
        Granted......................................... 1,255,748          3.50
        Canceled........................................    (8,774)         3.50
                                                         ---------  ------------
      Options outstanding, April 30, 1995............... 1,246,974          3.50
        Granted.........................................   628,608    4.84-11.46
        Exercised.......................................   (11,736)         3.50
        Canceled........................................   (13,026)    3.50-5.67
                                                         ---------  ------------
      Options outstanding, April 30, 1996............... 1,850,820    3.50-11.46
        Granted.........................................   422,500   13.19-19.06
        Exercised.......................................    (7,206)    3.50-5.67
        Canceled........................................    (1,692)    3.50-5.67
                                                         ---------  ------------
      Options outstanding, July 31, 1996 (Unaudited).... 2,264,422  $ 3.50-19.06
                                                         =========  ============

  The stock options outstanding at April 30, 1996 vest in annual increments through April 2000.

7. LEASE COMMITMENTS

  The Company has entered into various operating leases for buildings and office equipment. Rental expense under these leases was $457,000, $664,000, and $602,000 for 1994, 1995, and 1996, respectively.

  At April 30, 1996, future minimum lease payments under noncancelable operating leases were not significant.

8. LITIGATION

  The Company is party to certain legal proceedings incidental to its business. The ultimate disposition of such matters presently cannot be determined but will not, in the opinion of management, based in part on the advice of legal counsel, have a material adverse effect on the Company's financial position or results of operations.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

  In January 1996, the Company was awarded a judgment in a patent infringement suit in the United States District Court for the Northern District of Iowa at Sioux City, Iowa in which the jury found the defendant manufacturer and distributor of towing equipment willfully infringed both the Company's underlift parallel linkage and L-arm patents and that the common owner of the manufacturer and distributor induced the infringement. The judgment was paid to the Company in August 1996 in the amount of approximately $1.8 million, which included enhanced damages for willfulness and pre- and post-judgment interest and a broad permanent injunction against future infringement by the defendants. Defendants were not granted a license to use the Company's L-arm technology. With this payment, both the Company and the defendants withdrew their appeals and the judgment, therefore, became a final judgment.

  During the year ended April 30, 1995, Vulcan reached an agreement to settle its patent infringement litigation against another towing equipment manufacturer. As part of the settlement, Vulcan received $600,000 in cash from the manufacturer in June 1995. The settlement amount, net of expenses related thereto, has been recorded in other income in the accompanying supplemental consolidated statement of income in 1995.

9. INCOME TAXES

  Effective August 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") using the cumulative catch-up method. SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial and tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The cumulative effect of adopting SFAS 109 resulted in a net credit to income of $781,000 in 1994.

  Prior to the Reorganization, Century Holdings had filed a consolidated federal tax return with MGI and, as agreed, current and deferred federal income taxes were allocated to Century Holdings as if Century Holdings were filing a separate tax return. Since the acquisition of Century Holdings by MGI, no current taxes have been paid to MGI by Century Holdings. In connection with the Reorganization, Century Holdings issued the $1,736,000 Tax Note payable to MGI which represented the cumulative amount of Century Holdings' allocated current federal income taxes which would have been payable on a separate company basis. The Tax Note payable to MGI was repaid in 1995 with a portion of the proceeds from the initial public offering.

  The provision for income taxes consisted of the following for 1994, 1995, and 1996 (in thousands):

                                                            1994   1995   1996
                                                           ------ ------ ------
      Current:
        Federal........................................... $1,150 $2,890 $3,654
        State.............................................    197    533    541
        Foreign...........................................    --     --     124
                                                           ------ ------ ------
                                                            1,347  3,423  4,319
                                                           ------ ------ ------
      Deferred:
        Federal...........................................    133    112    388
        State.............................................     32     28    (11)
        Foreign...........................................    --     --      (4)
                                                           ------ ------ ------
                                                              165    140    373
                                                           ------ ------ ------
                                                           $1,512 $3,563 $4,692
                                                           ====== ====== ======

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

  The principal differences between the federal statutory tax rate and the consolidated effective tax rate for 1994, 1995, and 1996 were as follows:

                                1994   1995   1996
                                ----   ----   ----
      Federal statutory tax
       rate...................  34.0 % 34.0 % 34.0 %
      State taxes, net of fed-
       eral tax benefit.......   4.0    4.0    4.0
      Other...................  (3.4)  (1.6)  (1.2)
                                ----   ----   ----
      Effective tax rate......  34.6 % 36.4 % 36.8 %
                                ====   ====   ====

  Deferred income taxes and liabilities for 1995 and 1996 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at April 30, 1995 and 1996 are as follows (in thousands):

                                                                   1995   1996
                                                                  ------ ------
      Deferred tax assets:
        Reserves--receivables and inventory...................... $  324 $  245
        Accruals and reserves....................................    807  1,051
        Inventory................................................    341     25
        Net operating loss carryforwards.........................     93    --
        Tax credit carryforwards.................................    142    127
        Other....................................................      8     74
                                                                  ------ ------
          Gross deferred tax assets..............................  1,715  1,522
                                                                  ------ ------
      Deferred tax liabilities:
        Property, plant, and equipment...........................    660    998
        Litigation settlement....................................    228    --
        Other....................................................    --       7
                                                                  ------ ------
          Gross deferred tax liabilities.........................    888  1,005
                                                                  ------ ------
      Net deferred tax asset..................................... $  827 $  517
                                                                  ====== ======

  In management's opinion, the net deferred tax asset will be realized through the recognition of taxable income in future periods.

10. PREFERRED STOCK

  The Company has authorized 5,000,000 shares of undesignated preferred stock which can be issued in one or more series. The terms, price, and conditions of the preferred shares will be set by the Board of Directors. No shares have been issued.

11. 401(K) PLAN

  During 1996, the Company established a contributory retirement plan (the "401(k) Plan") for all full-time employees with at least one year of service. The 401(k) Plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

  The 401(k) Plan provides that each participant may contribute up to 15% of his or her salary. The Company matches 25% of the first 4% of participant contributions. Matching contributions vest over a period of five years.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

All funds contributed by the participants are immediately vested. Under the terms of the 401(k) Plan, the Company may also make discretionary profit sharing contributions. Profit sharing contributions are allocated among participants based on their annual compensation. Each participant has the right to direct the investment of his or her funds among certain named investment options.


  Upon death, disability, retirement, or the termination of employment, participants may elect to receive periodic or lump-sum payments. Additionally, amounts may be withdrawn in cases of demonstrated hardship. Company contributions to the 401(k) Plan were not significant in 1996.

12. SEGMENT INFORMATION

  The Company's operations involve a single industry segment--the design, manufacture, and sale of towing and recovery equipment. Substantially all revenues result from the sale of towing and recovery equipment, either with or without a chassis, and the related parts and accessories. All significant intercompany revenues and expenses are eliminated in computing net sales and operating income. Prior to fiscal 1996, the Company operated exclusively in the United States. A summary of the Company's operations by geographic area for fiscal 1996 is presented below (in thousands):

                                              UNITED STATES EUROPE  CONSOLIDATED
                                              ------------- ------- ------------
      Net sales..............................   $159,395    $ 4,415   $163,810
      Income from operations.................     12,355        476     12,831
      Identifiable assets....................    101,230     12,775    114,005

  No single customer accounted for more than 10% of net sales during 1994, 1995, and 1996.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statements of Financial Accounting Standards Nos. 107 and 119 require disclosure about fair value of all financial instruments. The carrying values of cash and temporary investments, accounts receivable, accounts payable, and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments. The carrying value of long-term obligations is a reasonable estimate of its fair value based on the rates available for obligations with similar terms and maturities.

                   MILLER INDUSTRIES, INC. AND SUBSIDIARIES

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  The following is a summary of the unaudited quarterly financial information for the years ended April 30, 1995 and 1996, and the three months ended July 31, 1996 (in thousands, except per share data):

                                                           INCOME
                                                         PER COMMON
                                          INCOME BEFORE SHARE BEFORE         NET INCOME
                           NET     GROSS  EXTRAORDINARY EXTRAORDINARY  NET   PER COMMON
                          SALES   PROFIT      ITEMS       ITEMS(1)    INCOME  SHARE(1)
                         -------- ------- ------------- ------------- ------ ----------
Year ended April 30,
 1995:
  First Quarter......... $ 25,959 $ 4,703    $  999         $0.08     $  999   $0.08
  Second Quarter........   30,556   5,762     1,559          0.08      1,847    0.09
  Third Quarter.........   33,542   6,368     1,953          0.10      1,953    0.10
  Fourth Quarter........   35,842   5,519     1,714          0.08      1,714    0.08
                         -------- -------    ------         -----     ------   -----
    Total............... $125,899 $22,352    $6,225         $0.33     $6,513   $0.35
                         ======== =======    ======         =====     ======   =====
Year ended April 30,
 1996:
  First Quarter......... $ 36,494 $ 5,726    $1,474         $0.07     $1,474   $0.07
  Second Quarter........   39,363   6,627     2,034          0.10      2,034    0.10
  Third Quarter.........   42,082   7,325     2,302          0.11      2,302    0.11
  Fourth Quarter........   45,871   7,765     2,245          0.09      2,245    0.09
                         -------- -------    ------         -----     ------   -----
    Total............... $163,810 $27,443    $8,055         $0.37     $8,055   $0.37
                         ======== =======    ======         =====     ======   =====
Three Months Ended July
 31, 1996:
  First Quarter......... $ 49,339 $ 8,234    $2,629         $0.11     $2,629   $0.11
                         ======== =======    ======         =====     ======   =====

--------
(1) The sum of quarterly per share amounts may differ from annual earnings per share.

15. RECLASSIFICATIONS

  Certain reclassifications have been made to prior years' financial information to conform with the 1996 presentation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT THERE HAS BEEN NON CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary......................................................     3
Risk Factors............................................................     6
Recent Developments.....................................................     9
Use of Proceeds.........................................................     9
Capitalization..........................................................    10
Selected Consolidated Financial Information.............................    11
Management's Discussion and Analysis of Financial
 Condition and Results of Operations....................................    12
Business................................................................    17
Management..............................................................    27
Principal and Selling Shareholders......................................    29
Underwriting............................................................    33
Legal Matters...........................................................    34
Experts.................................................................    34
Incorporation of Certain Information by Reference.......................    34
Available Information...................................................    34
Index to Supplemental Consolidated Financial Statements.................    36


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,365,685 SHARES


                [LOGO OF MILLER INDUSTRIES, INC. APPEARS HERE]

                                  COMMON STOCK

                                --------------

                                   PROSPECTUS

                                --------------

                            BEAR, STEARNS & CO. INC.

                              J.C. BRADFORD & CO.

                             MONTGOMERY SECURITIES

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                            , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND REGISTRATION.

  The expenses of the Registrant in connection with the registration and distribution of the securities being registered are set forth in the following table. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission:

       Securities and Exchange Commission Registration Fee............ $ 22,872
                                                                       --------
       Legal Fees and Expenses........................................   80,000
                                                                       --------
       Accounting Fees and Expenses...................................   80,000
                                                                       --------
       Blue Sky Fees and Expenses.....................................   10,000
                                                                       --------
       NASD Filing Fee................................................    8,048
                                                                       --------
       Printing Expenses..............................................   80,000
                                                                       --------
       Travel and Miscellaneous.......................................  118,080
                                                                       --------
       Transfer Agent and Registrar Fees..............................    1,000
                                                                       --------
        Total......................................................... $400,000
                                                                       ========

  All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Underwriting discounts and commissions attributable to the sale of Shares will be borne by the Selling Shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Tennessee Business Corporation Act (the "TBCA") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain of the directors' fiduciary duties. In general, the duty of care requires that a director exercise his judgment in good faith on an informed basis, and in a manner he reasonably believes to be in the best interests of the corporation. Absent the limitations now authorized by the TBCA, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

  The Charter of the Company limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the laws of the State of Tennessee, as so amended. Specifically, a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of such director fiduciary duty as a director, except for liability for
(i) any breach of the director's duty of loyalty, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful distributions, or (iv) receipt of an improper personal benefit. The Charter provides that if the TBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company will be eliminated or limited to the fullest extent permitted by the law, as so amended.

  The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

ITEM 16. EXHIBITS.

  The following exhibits are filed as part of this Registration Statement:

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT
 ------- ----------------------
 1       Form of Underwriting Agreement.
 4.1     Charter of the Registrant, as amended.
 4.2     Bylaws (included as Exhibit 3.2 to the Registrant's Form S-1
         Registration Statement, dated August 1994, File No. 33-79430, previously filed with the Commission and incorporated herein by reference).
 5       Opinion of Kilpatrick & Cody, L.L.P.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Kilpatrick & Cody, L.L.P. (included in Exhibit 5).
 23.3    Consent of Haddox Reid Burkes & Calhoun PLLC.
 24      Power of Attorney (set forth on signature page).
 27      Financial Data Schedule.

ITEM 17. UNDERTAKINGS.

  The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 15, 1996.

                                          MILLER INDUSTRIES, INC.

                                                /s/ William G. Miller
                                          By: _________________________________
                                                    William G. Miller
                                              Chairman and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William G. Miller and Frank Madonia, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of October, 1996.


SIGNATURES                                   TITLE
----------                                   -----
/s/ William G. Miller                         Chairman of the Board of Directors
___________________________________________   and Chief Executive Officer
William G. Miller                             (Principal Executive Officer)
/s/ Jeffrey I. Badgley                        President, Chief Operating Officer
___________________________________________   and Director
Jeffrey I. Badgley
/s/ Adam L. Dunayer                           Vice President, Treasurer and
___________________________________________   Chief Financial Officer
Adam L. Dunayer                               (Principal Financial and
/s/ A. Russell Chandler, III                  Accounting Officer)  Director
___________________________________________
A. Russell Chandler, III
/s/ Paul E. Drack                             Director
___________________________________________
Paul E. Drack

/s/ Stephen A. Furbacher                      Director
___________________________________________
Stephen A. Furbacher
/s/ H. Patrick Mullen                         Director
___________________________________________
H. Patrick Mullen

/s/ Richard H. Roberts                        Director
___________________________________________
Richard H. Roberts

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT
 ------- ----------------------
 1       Form of Underwriting Agreement.
 4.1     Charter of the Registrant, as amended.
 4.2     Bylaws (included as Exhibit 3.2 to the Registrant's Form S-1
         Registration Statement, dated August 1994, File No. 33-79430, previously filed with the Commission and incorporated herein by reference).
 5       Opinion of Kilpatrick & Cody, L.L.P.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Kilpatrick & Cody, L.L.P. (included in Exhibit 5).
 23.3    Consent of Haddox Reid Burkes & Calhoun PLLC.
 24      Power of Attorney (set forth on signature page).
 27      Financial Data Schedule